GREAT-WEST
LIFECO INC.

04024054

March 26, 2004

SEC MAIL PROCESSING RECEIVED
MAR 29 2004
WASH. D.C. 105 SECTION

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- February 25,
- March 3,
- March 11,
- March 18 and
- March 25, 2004

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

dlw 4/5

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

Exemption # 82-34728

2004-02-25, 16:00:47, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368019383
Filing date	2004-02-25
Date of transaction	2004-02-20
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	28300
Unit price or exercise price	Currency Canadian Dolla
Closing balance of securities held	368047683
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuat with the exercise of stock options (which are reported by each insider).

Next

2004-03-03, 14:00:18, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368047683
Filing date	2004-03-03
Date of transaction	2004-02-27
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	72800
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368120483
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each issuer).

Next

Exemption # 82-34728

2004-03-11, 14:00:50, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368120483
Filing date	2004-03-11
Date of transaction	2004-03-05
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	50700
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368171183
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each issuer).

Next

2004-03-18, 12:11:02, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368171183
Filing date	2004-03-18
Date of transaction	2004-03-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	80400
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368251583
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-03-25, 10:17:31, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368251583
Filing date	2004-03-25
Date of transaction	2004-03-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	108900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368360483
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstandig shares fluctuate with the exercise of stock options (which are reported by each insider)

Next

GREAT-WEST
LIFECO INC.

March 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents that were approved by the Board of Directors at their meetings held January 29, 2004:

- Annual report for 2003 which includes Interim Comparative Financial Statements (unaudited) for the period ending December 31, 2003;
- Interim MD&A for the period ending December 31, 2003 (also included in the Annual Report);
- Press Release dated January 29, 2004;
- Press Release dated January 14, 2003 announcing Jefferson Pilot Financial to acquire Canada Life's U.S. Group Insurance Business.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

N:\las\qtr\2004\2004-01DIV.doc

GREAT-WEST
LIFECO

RELEASE

TSX:GWO

Jefferson Pilot Financial to Acquire Canada Life's U.S. Group Insurance Business

Winnipeg, Manitoba, January 14, 2004 -- Great-West Lifeco Inc. (TSX:GWO) announced today that Jefferson-Pilot Corporation (NYSE:JP) has agreed to purchase the U.S. group business of its indirect subsidiary, The Canada Life Assurance Company. The transaction is expected to close during the first quarter of 2004, subject to regulatory approvals.

The Canada Life U.S. group business is operated from Atlanta, Georgia and consists of group life, disability and dental insurance. The business represents approximately $340 million (U.S.) in annual premium.

William T. McCallum, Co-President and Chief Executive Officer of Great-West Lifeco and President and Chief Executive Officer of Denver, Colorado based Great-West Life & Annuity Insurance Company said, "This sale will allow Great-West Life & Annuity to continue to focus on its core healthcare and retirement services businesses, and to redirect freed up capital back into these businesses."

Jefferson Pilot Financial President Dennis R. Glass said, "This acquisition will help Jefferson Pilot achieve its near term growth objectives. We are committed to working with Canada Life to assure a smooth and efficient transition to Jefferson Pilot for Canada Life's current U.S. group customers, distribution systems and home office employees."

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $157 billion (Canadian) in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Lisa Gigax, Director, Corporate Affairs
Great-West Life & Annuity Insurance Company
(303) 737-6290
lisa.gigax@gwl.com

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports 2003 results and dividend increase

Winnipeg, January 29, 2004 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $365 million for the fourth quarter of 2003, compared to $235 million reported a year ago, an increase of 55%. On a per share basis, this represents $0.822 per common share for the fourth quarter of 2003, an increase of 28.2%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $357 million or $0.806 per common share.

For the twelve months ended December 31, 2003, net income attributable to common shareholders, excluding restructuring charges, was $1,215 million, an increase of 31% compared to $931 million for 2002, or $2.998 per common share, an increase of 18.5% compared to $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for the twelve months of 2003. The results of CLFC are included from July 10, 2003.

Highlights

- For the fourth quarter of 2003, common shareholder net income, excluding restructuring charges, increased 55% and earnings per common share, on the same basis, increased 28% over the fourth quarter of 2002.
- The Canada Life acquisition contributed approximately $0.115 per common share to fourth quarter earnings, which represents 16.3% accretion in quarter.
- Return on common shareholders' equity, excluding restructuring costs, was 20.7% for the twelve months ended December 31, 2003.
- Quarterly dividends declared were 32.25¢ per common share, an increase of 3.0¢ per share, payable March 31, 2004. Dividends paid on common shares for the twelve months of 2003 were 19% higher than a year ago.

.../2

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company, Canada Life Financial Corporation from the date of acquisition, as well as London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA/EUROPE SEGMENT

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 72% to $200 million from $116 million a year ago. For the twelve months ended December 31, 2003, earnings were up 43% to $629 million, compared to $441 million at December 31, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada/Europe results for CLFC from date of acquisition - July 10, 2003, which represents earnings of approximately $124 million, net of related financing costs.

Total premiums and deposits for the twelve months ended December 31, 2003 increased $3.5 billion from 2002 levels, with the fourth quarter of 2003 up $2.2 million. The increase reflects the inclusion in 2003 of $4.0 billion of CLFC premiums and deposits, mitigated by lower reinsurance premiums.

Fee income increased $234 million in 2003 to $654 million, including $209 million related to CLFC in 2003.

Total assets under administration at December 31, 2003 were $112.1 billion, which includes $49.8 billion attributable to CLFC.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 39% to $166 million from $119 million a year ago. For the twelve months ended December 31, 2003, earnings were up 21% to $593 million compared to $490 million at December 31, 2002.

The increases were primarily related to favourable results in Great-West Healthcare^{SM} and Financial Services, for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition - July 10, 2003, which represents approximately $45 million.

Total premiums and deposits for the twelve months ended December 31, 2003 decreased US$ 784 million from 2002 levels, with fourth quarter of 2003 essentially the same as a year ago. The inclusion of CLFC results from date of acquisition impacted full year results by US$ 222 million. In-quarter continued focus on Healthcare profitability resulted in a year-over-year decrease in revenue which was essentially offset in Financial Services by 401(k) sales.

.../3

The decrease in fee income in 2003 is attributable to both the Group health ASO business and the reductions in segregated funds deposits.

Total assets under administration were $47.1 billion at December 31, 2003, including $8.3 billion attributable to the U.S. operations of CLFC.

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a net charge of $27 million comprised mostly of restructuring costs of $20 million incurred to December 31, 2003 related to the CLFC acquisition.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3225 per share on the common shares of the Company payable March 31, 2004 to shareholders of record at the close of business March 3, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable March 31, 2004 to shareholders of record at the close of business March 3, 2004;
- Class A, Series 1 Preferred Shares $0.3125 per share payable April 30, 2004 to shareholders of record at the close of business April 2, 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $159 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. We caution that the foregoing list of important factors is not exhaustive. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. The Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, January 29, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-405-9328
- Participants from North America: 1-800-387-6216
- Participants from Overseas: Dial international access code first, then 800-7664-7664.

A replay of the call will be available from January 29, until February 5, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 1520381).

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS

(in millions of dollars except per common share amounts) (unaudited)

	For the three months ended December 31			For the year ended December 31		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,759**	$ 2,880	31%	**$ 12,441**	$ 11,187	11%
Self-funded premium equivalents (ASO contracts) (1)	**1,932**	2,366	-18%	**8,218**	9,564	-14%
Segregated funds deposits: (1)						
Individual products	**1,193**	464	157%	**3,034**	2,293	32%
Group products	**1,487**	1,056	41%	**4,510**	4,382	3%
Total premiums and deposits	**8,371**	6,766	24%	**28,203**	27,426	3%
Bulk reinsurance - initial ceded premiums (2)	**57**	-		**(5,372)**	-	
Net premiums and deposits	**8,428**	6,766		**22,831**	27,426	
Fee and other income	**501**	428	17%	**1,831**	1,807	1%
Paid or credited to policyholders (2)	**4,124**	3,159	31%	**8,346**	12,593	-34%
Net income attributable to:						
Preferred shareholders	**14**	8	75%	**41**	31	32%
Common shareholders before restructuring costs	**365**	235	55%	**1,215**	931	31%
Restructuring costs (3)	**8**	-		**20**	-	
Common shareholders	**357**	235	52%	**1,195**	931	28%
Per Common Share						
Basic earnings before restructuring costs (3)	**$ 0.822**	$ 0.641	28.2%	**$ 2.998**	$ 2.530	18.5%
Restructuring costs after tax (3)	**0.016**	-		**0.048**	-	
Basic earnings after restructuring costs	**0.806**	0.641	25.7%	**2.950**	2.530	16.6%
Dividends paid	**0.2925**	0.2475	18.2%	**1.1250**	0.945	19.0%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs				**20.7%**	22.9%	
Net income				**20.4%**	22.9%	
At December 31						
Total assets				**$ 97,451**	$ 60,071	62%
Segregated funds assets (1)				**61,699**	36,048	71%
Total assets under administration				**$ 159,150**	$ 96,119	66%
Capital stock and surplus				**8,590**	4,708	82%
Book value per common share				**16.72**	11.68	43%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 after tax or $0.048 per common share; shareholder net income for the quarter ended December 31, 2003 includes restructuring costs of $8 after tax or $0.016 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS

(in millions of dollars except earnings per common share) (unaudited)

	For the three months ended December 31		For the year ended December 31	
	2003	2002	**2003**	2002
Income				
Premium income	**$ 3,759**	$ 2,880	**$ 12,441**	$ 11,187
Bulk reinsurance - initial ceded premiums	**57**	-	**(5,372)**	-
	3,316	2,880	**7,069**	11,187
Net investment income	**1,362**	934	**4,529**	3,638
Fee and other income	**501**	428	**1,831**	1,807
	5,679	4,242	**13,429**	16,632
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,124**	3,159	**8,346**	12,593
Commissions	**298**	187	**919**	718
Operating expenses	**597**	457	**2,036**	1,786
Restructuring costs	**10**	-	**31**	-
Premium taxes	**41**	17	**156**	109
Amortization of intangible assets	**7**	-	**7**	-
Distribution on Capital Trust Securities	**9**	1	**28**	1
Net income before income taxes	**593**	421	**1,906**	1,425
Income taxes - current	**254**	100	**728**	397
- future	**(80)**	47	**(178)**	33
Net income before non-controlling interests	**419**	274	**1,356**	995
Non-controlling interests	**48**	31	**120**	33
Net income	**$ 371**	$ 243	**$ 1,236**	$ 962
Earnings per common share				
Basic	**$ 0.806**	$ 0.641	**$ 2.950**	$ 2.530
Diluted	**$ 0.800**	$ 0.634	**$ 2.922**	$ 2.499

Summary of Net Income				
Preferred shareholder dividends	**$ 14**	$ 8	**$ 41**	$ 31
Net income - common shareholders	**357**	235	**1,195**	931
Net income	**$ 371**	$ 243	**$ 1,236**	$ 962
Average number of shares outstanding - basic			405,047,394	367,987,648
Average number of shares outstanding - diluted			408,973,205	372,607,557

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET

(in millions of dollars) (unaudited)

	December 31, 2003	December 31, 2002
Assets		
Bonds	$ 54,208	$ 33,764
Mortgage loans	15,088	7,850
Stocks	3,199	1,581
Real estate	1,594	1,267
Loans to policyholders	6,566	6,177
Cash and certificates of deposit	2,461	912
Funds withheld by ceding insurers	4,142	4,786
Premiums in course of collection	448	305
Interest due and accrued	882	511
Future income taxes	482	138
Goodwill and intangible assets	6,663	1,687
Other assets	1,718	1,093
Total assets	$ 97,451	$ 60,071
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 66,999	$ 44,508
Provision for claims	1,092	645
Provision for policyholder dividends	544	363
Provision for experience rating refunds	840	927
Policyholder funds	2,023	1,853
	71,498	48,296
Commercial paper and other loans	2,576	1,012
Current income taxes	619	454
Funds held under reinsurance contracts	4,655	-
Other liabilities	4,355	2,081
Repurchase agreements	503	511
Net deferred gains on portfolio investments sold	2,237	958
	86,443	53,312
Non-controlling interests	2,418	2,051
Capital Stock and Surplus		
Capital stock	5,783	1,982
Surplus	2,993	2,382
Provision for unrealized gain on translation of net investment in foreign operations	(186)	344
	8,590	4,708
Liabilities, capital stock and surplus	$ 97,451	$ 60,071

GREAT-WEST
LIFECO INC.

Segmented Information (unaudited)
Consolidated Operations

For the Three Months Ended December 31, 2003

	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe/ Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 674	$ 351	$ 1,546	$ -	$ 2,571	$ 513	$ 3,084
Bulk reinsurance - initial ceded premium	-	-	-	-	-	-	-
	674	351	1,546	-	2,571	513	3,084
Net investment income	74	280	230	(14)	570	356	926
Fee and other income	31	133	66	-	230	(1)	229
Total income	779	764	1,842	(14)	3,371	868	4,239
Benefits and Expenses:							
Paid or credited to policyholders	535	441	1,628	4	2,608	675	3,283
Other	183	177	122	1	483	94	577
Restructuring costs	-	-	-	-	-	-	-
Amortization of intangible assets	-	-	-	7	7	-	7
Distribution on Capital Trust Securities	-	-	-	9	9	-	9
Net operating income before income taxes	61	146	92	(35)	264	99	363
Income taxes	16	48	2	(20)	46	60	106
Net income before non-controlling interests	45	98	90	(15)	218	39	257
Non-controlling interests	-	-	-	4	4	39	43
Net income	$ 45	$ 98	$ 90	$ (19)	$ 214	$ -	$ 214

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 14	$ 14	$ -	$ 14
Net income - common shareholders	45	98	90	(33)	200	-	200
Net income	$ 45	$ 98	$ 90	$ (19)	$ 214	$ -	$ 214

GREAT-WEST LIFECO INC.

For the Three Months Ended December 31, 2003

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.		
Income:								
Premium income	$ 193	$ 343	$ -	$ 536	$ 139	$ 675	$ -	$ 3,759
Bulk reinsurance - initial ceded premium	12	45	-	57	-	57	-	57
	205	388	-	593	139	732	-	3,816
Net investment income	53	252	9	314	120	434	2	1,362
Fee and other income	192	79	1	272	-	272	-	501
Total income	450	719	10	1,179	259	1,438	2	5,679
Benefits and Expenses:								
Paid or credited to policyholders	87	504	(1)	590	251	841	-	4,124
Other	251	89	3	343	14	357	2	936
Restructuring costs	-	-	-	-	-	-	10	10
Amortization of intangible assets	-	-	-	-	-	-	-	7
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	9
Net operating income before income taxes	112	126	8	246	(6)	240	(10)	593
Income taxes	38	45	(3)	80	(11)	69	(1)	174
Net income before non-controlling interests	74	81	11	166	5	171	(9)	419
Non-controlling interests	-	-	-	-	5	5	-	48
Net income	$ 74	$ 81	$ 11	$ 166	$ -	$ 166	$ (9)	$ 371

Summary of Net Income

	Healthcare	Financial Services	Corporate	Total	Participating Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 14
Net income - common shareholders	74	81	11	166	-	166	(9)	357
Net income	$ 74	$ 81	$ 11	$ 166	$ -	$ 166	$ (9)	$ 371

GREAT-WEST
LIFECO INC.

For the Three Months Ended December 31, 2002

	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 568	$ 172	$ 1,040	$ 6	$ 1,786	$ 354	$ 2,140
Net investment income	51	118	117	32	318	246	564
Fee and other income	18	81	1	4	104	-	104
Total income	637	371	1,158	42	2,208	600	2,808
Benefits and Expenses:							
Paid or credited to policyholders	476	180	1,146	8	1,810	493	2,303
Other	108	84	8	3	203	64	267
Distribution on Capital Trust Securities	-	-	-	1	1	-	1
Net operating income before income taxes	53	107	4	30	194	43	237
Income taxes	19	46	(3)	3	65	26	91
Net income before non-controlling interests	34	61	7	27	129	17	146
Non-controlling interests	-	-	-	5	5	17	22
Net income	$ 34	$ 61	$ 7	$ 22	$ 124	$ -	$ 124
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	61	7	14	116	-	116
Net income	$ 34	$ 61	$ 7	$ 22	$ 124	$ -	$ 124

GREAT-WEST
LIFECO INC.

For the Three Months Ended December 31, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 378	$ 243	$ -	$ 621	$ 119	$ 740	$ -	$ 2,880
Net investment income	24	197	5	226	144	370	-	934
Fee and other income	238	85	1	324	-	324	-	428
Total income	640	525	6	1,171	263	1,434	-	4,242
Benefits and Expenses:								
Paid or credited to policyholders	253	351	(1)	603	253	856	-	3,159
Other	292	92	5	389	5	394	-	661
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	1
Net operating income before income taxes	95	82	2	179	5	184	-	421
Income taxes	34	24	2	60	(4)	56	-	147
Net income before non-controlling interests	61	58	-	119	9	128	-	274
Non-controlling interests	-	-	-	-	9	9	-	31
Net income	$ 61	$ 58	$ -	$ 119	$ -	$ 119	$ -	$ 243
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 8
Net income - common shareholders	61	58	-	119	-	119	-	235
Net income	$ 61	$ 58	$ -	$ 119	$ -	$ 119	$ -	$ 243

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2003

	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe/ Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 2,428	$ 1,054	$ 4,592	$ -	$ 8,074	$ 1,681	$ 9,755
Bulk reinsurance - initial ceded premium	(2,716)	-	-	-	(2,716)	-	(2,716)
	(288)	1,054	4,592	-	5,358	1,681	7,039
Net investment income	252	766	726	42	1,786	1,219	3,005
Fee and other income	95	412	126	21	654	-	654
Total income	59	2,232	5,444	63	7,798	2,900	10,698
Benefits and Expenses:							
Paid or credited to policyholders	(799)	1,289	5,007	13	5,510	2,356	7,866
Other	590	525	282	25	1,422	320	1,742
Restructuring costs	-	-	-	-	-	-	-
Amortization of intangible assets	-	-	-	7	7	-	7
Distribution on Capital Trust Securities	-	-	-	28	28	-	28
Net operating income before income taxes	268	418	155	(10)	831	224	1,055
Income taxes	74	110	6	(44)	146	123	269
Net income before non-controlling interests	194	308	149	34	685	101	786
Non-controlling interests	-	-	1	14	15	101	116
Net income	$ 194	$ 308	$ 148	$ 20	$ 670	$ -	$ 670

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 41	$ 41	$ -	$ 41
Net income - common shareholders	194	308	148	(21)	629	-	629
Net income	$ 194	$ 308	$ 148	$ 20	$ 670	$ -	$ 670

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2003

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.		
Income:								
Premium income	$ 1,299	$ 967	$ -	$ 2,266	$ 420	$ 2,686	$ -	$ 12,441
Bulk reinsurance - initial ceded premium	(563)	(2,093)	-	(2,656)	-	(2,656)	-	(5,372)
	736	(1,126)	-	(390)	420	30	-	7,069
Net investment income	164	834	39	1,037	485	1,522	2	4,529
Fee and other income	848	324	4	1,176	1	1,177	-	1,831
Total income	1,748	32	43	1,823	906	2,729	2	13,429
Benefits and Expenses:								
Paid or credited to policyholders	333	(719)	(3)	(389)	869	480	-	8,346
Other	973	336	16	1,325	40	1,365	4	3,111
Restructuring costs	-	-	-	-	-	-	31	31
Amortization of intangible assets	-	-	-	-	-	-	-	7
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	28
Net operating income before income taxes	442	415	30	887	(3)	884	(33)	1,906
Income taxes	154	140	-	294	(7)	287	(6)	550
Net income before non-controlling interests	288	275	30	593	4	597	(27)	1,356
Non-controlling interests	-	-	-	-	4	4	-	120
Net income	$ 288	$ 275	$ 30	$ 593	$ -	$ 593	$ (27)	$ 1,236

Summary of Net Income	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 41
Net income - common shareholders	288	275	30	593	-	593	(27)	1,195
Net income	$ 288	$ 275	$ 30	$ 593	$ -	$ 593	$ (27)	$ 1,236

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2002

	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 2,220	$ 662	$ 3,922	$ 17	$ 6,821	$ 1,377	$ 8,198
Net investment income	205	463	474	98	1,240	909	2,149
Fee and other income	68	332	2	18	420	-	420
Total income	2,493	1,457	4,398	133	8,481	2,286	10,767
Benefits and Expenses:							
Paid or credited to policyholders	1,868	741	4,338	37	6,984	1,994	8,978
Other	426	365	28	22	841	256	1,097
Distribution on Capital Trust Securities	-	-	-	1	1	-	1
Net operating income before income taxes	199	351	32	73	655	36	691
Income taxes	74	139	2	(55)	160	36	196
Net income before non-controlling interests	125	212	30	128	495	-	495
Non-controlling interests	-	-	1	22	23	-	23
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ -	$ 472

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 31	$ 31	$ -	$ 31
Net income - common shareholders	125	212	29	75	441	-	441
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ -	$ 472

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.		
Income:								
Premium income	$ 1,577	$ 1,016	$ -	$ 2,593	$ 396	$ 2,989	$ -	$ 11,187
Net investment income	98	813	17	928	561	1,489	-	3,638
Fee and other income	1,036	350	1	1,387	-	1,387	-	1,807
Total income	2,711	2,179	18	4,908	957	5,865	-	16,632
Benefits and Expenses:								
Paid or credited to policyholders	1,208	1,484	(2)	2,690	925	3,615	-	12,593
Other	1,139	347	9	1,495	21	1,516	-	2,613
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	1
Net operating income before income taxes	364	348	11	723	11	734	-	1,425
Income taxes	121	107	5	233	1	234	-	430
Net income before non-controlling interests	243	241	6	490	10	500	-	995
Non-controlling interests	-	-	-	-	10	10	-	33
Net income	$ 243	$ 241	$ 6	$ 490	$ -	$ 490	$ -	$ 962

Summary of Net Income	Healthcare	Financial Services	Corporate	Total	Participating Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 31
Net income - common shareholders	243	241	6	490	-	490	-	931
Net income	$ 243	$ 241	$ 6	$ 490	$ -	$ 490	$ -	$ 962

GREAT-WEST
LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports 2003 results and dividend increase

Winnipeg, January 29, 2004 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $365 million for the fourth quarter of 2003, compared to $235 million reported a year ago, an increase of 55%. On a per share basis, this represents $0.822 per common share for the fourth quarter of 2003, an increase of 28.2%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $357 million or $0.806 per common share.

For the twelve months ended December 31, 2003, net income attributable to common shareholders, excluding restructuring charges, was $1,215 million, an increase of 31% compared to $931 million for 2002, or $2.998 per common share, an increase of 18.5% compared to $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for the twelve months of 2003. The results of CLFC are included from July 10, 2003.

Highlights

- For the fourth quarter of 2003, common shareholder net income, excluding restructuring charges, increased 55% and earnings per common share, on the same basis, increased 28% over the fourth quarter of 2002.
- The Canada Life acquisition contributed approximately $0.115 per common share to fourth quarter earnings, which represents 16.3% accretion in quarter.
- Return on common shareholders' equity, excluding restructuring costs, was 20.7% for the twelve months ended December 31, 2003.
- Quarterly dividends declared were 32.25¢ per common share, an increase of 3.0¢ per share, payable March 31, 2004. Dividends paid on common shares for the twelve months of 2003 were 19% higher than a year ago.

.../2

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company, Canada Life Financial Corporation from the date of acquisition, as well as London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA/EUROPE SEGMENT

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 72% to $200 million from $116 million a year ago. For the twelve months ended December 31, 2003, earnings were up 43% to $629 million, compared to $441 million at December 31, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada/Europe results for CLFC from date of acquisition - July 10, 2003, which represents earnings of approximately $124 million, net of related financing costs.

Total premiums and deposits for the twelve months ended December 31, 2003 increased $3.5 billion from 2002 levels, with the fourth quarter of 2003 up $2.2 million. The increase reflects the inclusion in 2003 of $4.0 billion of CLFC premiums and deposits, mitigated by lower reinsurance premiums.

Fee income increased $234 million in 2003 to $654 million, including $209 million related to CLFC in 2003.

Total assets under administration at December 31, 2003 were $112.1 billion, which includes $49.8 billion attributable to CLFC.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 39% to $166 million from $119 million a year ago. For the twelve months ended December 31, 2003, earnings were up 21% to $593 million compared to $490 million at December 31, 2002.

The increases were primarily related to favourable results in Great-West Healthcare[SM] and Financial Services, for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition - July 10, 2003, which represents approximately $45 million.

Total premiums and deposits for the twelve months ended December 31, 2003 decreased US$ 784 million from 2002 levels, with fourth quarter of 2003 essentially the same as a year ago. The inclusion of CLFC results from date of acquisition impacted full year results by US$ 222 million. In-quarter continued focus on Healthcare profitability resulted in a year-over-year decrease in revenue which was essentially offset in Financial Services by 401(k) sales.

.../3

The decrease in fee income in 2003 is attributable to both the Group health ASO business and the reductions in segregated funds deposits.

Total assets under administration were $47.1 billion at December 31, 2003, including $8.3 billion attributable to the U.S. operations of CLFC.

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a net charge of $27 million comprised mostly of restructuring costs of $20 million incurred to December 31, 2003 related to the CLFC acquisition.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3225 per share on the common shares of the Company payable March 31, 2004 to shareholders of record at the close of business March 3, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable March 31, 2004 to shareholders of record at the close of business March 3, 2004;
- Class A, Series 1 Preferred Shares $0.3125 per share payable April 30, 2004 to shareholders of record at the close of business April 2, 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $159 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. We caution that the foregoing list of important factors is not exhaustive. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. The Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, January 29, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-405-9328
- Participants from North America: 1-800-387-6216
- Participants from Overseas: Dial international access code first, then 800-7664-7664.

A replay of the call will be available from January 29, until February 5, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 1520381).

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS

(in millions of dollars except per common share amounts) (unaudited)

	For the three months ended December 31			For the year ended December 31		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,759**	$ 2,880	31%	**$ 12,441**	$ 11,187	11%
Self-funded premium equivalents (ASO contracts) (1)	**1,932**	2,366	-18%	**8,218**	9,564	-14%
Segregated funds deposits: (1)						
Individual products	**1,193**	464	157%	**3,034**	2,293	32%
Group products	**1,487**	1,056	41%	**4,510**	4,382	3%
Total premiums and deposits	**8,371**	6,766	24%	**28,203**	27,426	3%
Bulk reinsurance - initial ceded premiums (2)	**57**	-		**(5,372)**	-	
Net premiums and deposits	**8,428**	6,766		**22,831**	27,426	
Fee and other income	**501**	428	17%	**1,831**	1,807	1%
Paid or credited to policyholders (2)	**4,124**	3,159	31%	**8,346**	12,593	-34%
Net income attributable to:						
Preferred shareholders	**14**	8	75%	**41**	31	32%
Common shareholders before restructuring costs	**365**	235	55%	**1,215**	931	31%
Restructuring costs (3)	**8**	-		**20**	-	
Common shareholders	**357**	235	52%	**1,195**	931	28%
Per Common Share						
Basic earnings before restructuring costs (3)	**$ 0.822**	$ 0.641	28.2%	**$ 2.998**	$ 2.530	18.5%
Restructuring costs after tax (3)	**0.016**	-		**0.048**	-	
Basic earnings after restructuring costs	**0.806**	0.641	25.7%	**2.950**	2.530	16.6%
Dividends paid	**0.2925**	0.2475	18.2%	**1.1250**	0.945	19.0%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs				**20.7%**	22.9%	
Net income				**20.4%**	22.9%	
At December 31						
Total assets				**$ 97,451**	$ 60,071	62%
Segregated funds assets (1)				**61,699**	36,048	71%
Total assets under administration				**$ 159,150**	$ 96,119	66%
Capital stock and surplus				**8,590**	4,708	82%
Book value per common share				**16.72**	11.68	43%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 after tax or $0.048 per common share; shareholder net income for the quarter ended December 31, 2003 includes restructuring costs of $8 after tax or $0.016 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS

(in millions of dollars except earnings per common share) (unaudited)

	For the three months ended December 31		For the year ended December 31	
	2003	2002	**2003**	2002
Income				
Premium income	**$ 3,759**	$ 2,880	**$ 12,441**	$ 11,187
Bulk reinsurance - initial ceded premiums	**57**	-	**(5,372)**	-
	3,816	2,880	**7,069**	11,187
Net investment income	**1,362**	934	**4,529**	3,638
Fee and other income	**501**	428	**1,831**	1,807
	5,679	4,242	**13,429**	16,632
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,124**	3,159	**8,346**	12,593
Commissions	**298**	187	**919**	718
Operating expenses	**597**	457	**2,036**	1,786
Restructuring costs	**10**	-	**31**	-
Premium taxes	**41**	17	**156**	109
Amortization of intangible assets	**7**	-	**7**	-
Distribution on Capital Trust Securities	**9**	1	**28**	1
Net income before income taxes	**593**	421	**1,906**	1,425
Income taxes - current	**254**	100	**728**	397
- future	**(80)**	47	**(178)**	33
Net income before non-controlling interests	**419**	274	**1,356**	995
Non-controlling interests	**48**	31	**120**	33
Net income	**$ 371**	$ 243	**$ 1,236**	$ 962
Earnings per common share				
Basic	**$ 0.806**	$ 0.641	**$ 2.950**	$ 2.530
Diluted	**$ 0.800**	$ 0.634	**$ 2.922**	$ 2.499
Summary of Net Income				
Preferred shareholder dividends	**$ 14**	$ 8	**$ 41**	$ 31
Net income - common shareholders	**357**	235	**1,195**	931
Net income	**$ 371**	$ 243	**$ 1,236**	$ 962
Average number of shares outstanding - basic			405,047,394	367,987,648
Average number of shares outstanding - diluted			408,973,205	372,607,557

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET

(in millions of dollars) (unaudited)

	December 31, 2003	December 31, 2002
Assets		
Bonds	$ 54,208	$ 33,764
Mortgage loans	15,088	7,850
Stocks	3,199	1,581
Real estate	1,594	1,267
Loans to policyholders	6,566	6,177
Cash and certificates of deposit	2,461	912
Funds withheld by ceding insurers	4,142	4,786
Premiums in course of collection	448	305
Interest due and accrued	882	511
Future income taxes	482	138
Goodwill and intangible assets	6,663	1,687
Other assets	1,718	1,093
Total assets	$ 97,451	$ 60,071
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 66,999	$ 44,508
Provision for claims	1,092	645
Provision for policyholder dividends	544	363
Provision for experience rating refunds	840	927
Policyholder funds	2,023	1,853
	71,498	48,296
Commercial paper and other loans	2,576	1,012
Current income taxes	619	454
Funds held under reinsurance contracts	4,655	-
Other liabilities	4,355	2,081
Repurchase agreements	503	511
Net deferred gains on portfolio investments sold	2,237	958
	86,443	53,312
Non-controlling interests	2,418	2,051
Capital Stock and Surplus		
Capital stock	5,783	1,982
Surplus	2,993	2,382
Provision for unrealized gain on translation of net investment in foreign operations	(186)	344
	8,590	4,708
Liabilities, capital stock and surplus	$ 97,451	$ 60,071

GREAT-WEST
LIFECO INC.

Segmented Information (unaudited)
Consolidated Operations

For the Three Months Ended December 31, 2003

	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe/ Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 674	$ 351	$ 1,546	$ -	$ 2,571	$ 513	$ 3,084
Bulk reinsurance - initial ceded premium	-	-	-	-	-	-	-
	674	351	1,546	-	2,571	513	3,084
Net investment income	74	280	230	(14)	570	356	926
Fee and other income	31	133	66	-	230	(1)	229
Total income	779	764	1,842	(14)	3,371	868	4,239
Benefits and Expenses:							
Paid or credited to policyholders	535	441	1,628	4	2,608	675	3,283
Other	183	177	122	1	483	94	577
Restructuring costs	-	-	-	-	-	-	-
Amortization of intangible assets	-	-	-	7	7	-	7
Distribution on Capital Trust Securities	-	-	-	9	9	-	9
Net operating income before income taxes	61	146	92	(35)	264	99	363
Income taxes	16	48	2	(20)	46	60	106
Net income before non-controlling interests	45	98	90	(15)	218	39	257
Non-controlling interests	-	-	-	4	4	39	43
Net income	$ 45	$ 98	$ 90	$ (19)	$ 214	$ -	$ 214
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 14	$ 14	$ -	$ 14
Net income - common shareholders	45	98	90	(33)	200	-	200
Net income	$ 45	$ 98	$ 90	$ (19)	$ 214	$ -	$ 214

GREAT-WEST
LIFECO INC.

For the Three Months Ended December 31, 2003

	United States							
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ 193	$ 343	$ -	$ 536	$ 139	$ 675	$ -	$ 3,759
Bulk reinsurance - initial ceded premium	12	45	-	57	-	57	-	57
	205	388	-	593	139	732	-	3,816
Net investment income	53	252	9	314	120	434	2	1,362
Fee and other income	192	79	1	272	-	272	-	501
Total income	450	719	10	1,179	259	1,438	2	5,679
Benefits and Expenses:								
Paid or credited to policyholders	87	504	(1)	590	251	841	-	4,124
Other	251	89	3	343	14	357	2	936
Restructuring costs	-	-	-	-	-	-	10	10
Amortization of intangible assets	-	-	-	-	-	-	-	7
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	9
Net operating income before income taxes	112	126	8	246	(6)	240	(10)	593
Income taxes	38	45	(3)	80	(11)	69	(1)	174
Net income before non-controlling interests	74	81	11	166	5	171	(9)	419
Non-controlling interests	-	-	-	-	5	5	-	48
Net income	$ 74	$ 81	$ 11	$ 166	$ -	$ 166	$ (9)	$ 371

	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 14
Net income - common shareholders	74	81	11	166	-	166	(9)	357
Net income	$ 74	$ 81	$ 11	$ 166	$ -	$ 166	$ (9)	$ 371

GREAT-WEST
LIFECO INC.

For the Three Months Ended December 31, 2002

	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 568	$ 172	$ 1,040	$ 6	$ 1,786	$ 354	$ 2,140
Net investment income	51	118	117	32	318	246	564
Fee and other income	18	81	1	4	104	-	104
Total income	637	371	1,158	42	2,208	600	2,808
Benefits and Expenses:							
Paid or credited to policyholders	476	180	1,146	8	1,810	493	2,303
Other	108	84	8	3	203	64	267
Distribution on Capital Trust Securities	-	-	-	1	1	-	1
Net operating income before income taxes	53	107	4	30	194	43	237
Income taxes	19	46	(3)	3	65	26	91
Net income before non-controlling interests	34	61	7	27	129	17	146
Non-controlling interests	-	-	-	5	5	17	22
Net income	$ 34	$ 61	$ 7	$ 22	$ 124	$ -	$ 124

	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	61	7	14	116	-	116
Net income	$ 34	$ 61	$ 7	$ 22	$ 124	$ -	$ 124

GREAT-WEST
LIFECO INC.

For the Three Months Ended December 31, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 378	$ 243	$ -	$ 621	$ 119	$ 740	$ -	$ 2,880
Net investment income	24	197	5	226	144	370	-	934
Fee and other income	238	85	1	324	-	324	-	428
Total income	640	525	6	1,171	263	1,434	-	4,242
Benefits and Expenses:								
Paid or credited to policyholders	253	351	(1)	603	253	856	-	3,159
Other	292	92	5	389	5	394	-	661
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	1
Net operating income before income taxes	95	82	2	179	5	184	-	421
Income taxes	34	24	2	60	(4)	56	-	147
Net income before non-controlling interests	61	58	-	119	9	128	-	274
Non-controlling interests	-	-	-	-	9	9	-	31
Net income	$ 61	$ 58	$ -	$ 119	$ -	$ 119	$ -	$ 243
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 8
Net income - common shareholders	61	58	-	119	-	119	-	235
Net income	$ 61	$ 58	$ -	$ 119	$ -	$ 119	$ -	$ 243

GREAT-WEST LIFECO INC.

For the Year Ended December 31, 2003

	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe/ Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 2,428	$ 1,054	$ 4,592	$ -	$ 8,074	$ 1,681	$ 9,755
Bulk reinsurance - initial ceded premium	(2,716)	-	-	-	(2,716)	-	(2,716)
	(288)	1,054	4,592	-	5,358	1,681	7,039
Net investment income	252	766	726	42	1,786	1,219	3,005
Fee and other income	95	412	126	21	654	-	654
Total income	59	2,232	5,444	63	7,798	2,900	10,698
Benefits and Expenses:							
Paid or credited to policyholders	(799)	1,289	5,007	13	5,510	2,356	7,866
Other	590	525	282	25	1,422	320	1,742
Restructuring costs	-	-	-	-	-	-	-
Amortization of intangible assets	-	-	-	7	7	-	7
Distribution on Capital Trust Securities	-	-	-	28	28	-	28
Net operating income before income taxes	268	418	155	(10)	831	224	1,055
Income taxes	74	110	6	(44)	146	123	269
Net income before non-controlling interests	194	308	149	34	685	101	786
Non-controlling interests	-	-	1	14	15	101	116
Net income	$ 194	$ 308	$ 148	$ 20	$ 670	$ -	$ 670

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 41	$ 41	$ -	$ 41
Net income - common shareholders	194	308	148	(21)	629	-	629
Net income	$ 194	$ 308	$ 148	$ 20	$ 670	$ -	$ 670

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2003

	United States							
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ 1,299	$ 967	$ -	$ 2,266	$ 420	$ 2,686	$ -	$ 12,441
Bulk reinsurance - initial ceded premium	(563)	(2,093)	-	(2,656)	-	(2,656)	-	(5,372)
	736	(1,126)	-	(390)	420	30	-	7,069
Net investment income	164	834	39	1,037	485	1,522	2	4,529
Fee and other income	848	324	4	1,176	1	1,177	-	1,831
Total income	1,748	32	43	1,823	906	2,729	2	13,429
Benefits and Expenses:								
Paid or credited to policyholders	333	(719)	(3)	(389)	869	480	-	8,346
Other	973	336	16	1,325	40	1,365	4	3,111
Restructuring costs	-	-	-	-	-	-	31	31
Amortization of intangible assets	-	-	-	-	-	-	-	7
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	28
Net operating income before income taxes	442	415	30	887	(3)	884	(33)	1,906
Income taxes	154	140	-	294	(7)	287	(6)	550
Net income before non-controlling interests	288	275	30	593	4	597	(27)	1,356
Non-controlling interests	-	-	-	-	4	4	-	120
Net income	$ 288	$ 275	$ 30	$ 593	$ -	$ 593	$ (27)	$ 1,236
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 41
Net income - common shareholders	288	275	30	593	-	593	(27)	1,195
Net income	$ 288	$ 275	$ 30	$ 593	$ -	$ 593	$ (27)	$ 1,236

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2002

	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 2,220	$ 662	$ 3,922	$ 17	$ 6,821	$ 1,377	$ 8,198
Net investment income	205	463	474	98	1,240	909	2,149
Fee and other income	68	332	2	18	420	-	420
Total income	2,493	1,457	4,398	133	8,481	2,286	10,767
Benefits and Expenses:							
Paid or credited to policyholders	1,868	741	4,338	37	6,984	1,994	8,978
Other	426	365	28	22	841	256	1,097
Distribution on Capital Trust Securities	-	-	-	1	1	-	1
Net operating income before income taxes	199	351	32	73	655	36	691
Income taxes	74	139	2	(55)	160	36	196
Net income before non-controlling interests	125	212	30	128	495	-	495
Non-controlling interests	-	-	1	22	23	-	23
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ -	$ 472

	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 31	$ 31	$ -	$ 31
Net income - common shareholders	125	212	29	75	441	-	441
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ -	$ 472

GREAT-WEST
LIFECO INC.

For the Year Ended December 31, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 1,577	$ 1,016	$ -	$ 2,593	$ 396	$ 2,989	$ -	$ 11,187
Net investment income	98	813	17	928	561	1,489	-	3,638
Fee and other income	1,036	350	1	1,387	-	1,387	-	1,807
Total income	2,711	2,179	18	4,908	957	5,865	-	16,632
Benefits and Expenses:								
Paid or credited to policyholders	1,208	1,484	(2)	2,690	925	3,615	-	12,593
Other	1,139	347	9	1,495	21	1,516	-	2,613
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	1
Net operating income before income taxes	364	348	11	723	11	734	-	1,425
Income taxes	121	107	5	233	1	234	-	430
Net income before non-controlling interests	243	241	6	490	10	500	-	995
Non-controlling interests	-	-	-	-	10	10	-	33
Net income	$ 243	$ 241	$ 6	$ 490	$ -	$ 490	$ -	$ 962

Summary of Net Income

	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 31
Net income - common shareholders	243	241	6	490	-	490	-	931
Net income	$ 243	$ 241	$ 6	$ 490	$ -	$ 490	$ -	$ 962

GREAT-WEST
LIFECO INC

COMMUNIQUÉ

Les lecteurs sont priés de se reporter au paragraphe de limitation de responsabilité à l'égard des déclarations prospectives et des mesures financières hors PCGR à la fin du présent communiqué.

TSX : GWO

Great-West Lifeco annonce ses résultats de 2003 et une hausse de ses dividendes

Winnipeg, le 29 janvier 2004 ... Great-West Lifeco Inc. (Lifeco) a affiché un bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration liés à l'acquisition de la Corporation Financière Canada-Vie (la CFCV) de 365 M$ pour le quatrième trimestre de 2003, comparativement à 235 M$ pour le trimestre correspondant de 2002, soit une hausse de 55 %. Ceci représente 0,822 $ par action ordinaire pour le quatrième trimestre de 2003, soit une hausse de 28,2 % comparativement à la même période l'année dernière. Le bénéfice net, après les coûts de restructuration, attribuable aux détenteurs d'actions ordinaires pour le trimestre a été de 357 M$, ou de 0,806 $ par action ordinaire.

Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, a été de 1 215 M$, en hausse de 31 % par rapport au bénéfice de 931 M$ en 2002, ou de 2,998 $ par action ordinaire, comparativement à 2,530 $ par action ordinaire pour la même période en 2002, soit une hausse de 18,5 %. Le bénéfice net, après les coûts de restructuration, attribuable aux détenteurs d'actions ordinaires a été de 1 195 M$, ou de 2,950 $ par action ordinaire pour les douze mois de 2003. Les résultats de la CFCV sont inclus depuis le 10 juillet 2003.

Points saillants

- Pour le quatrième trimestre de 2003, le bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, a augmenté de 55 % et le bénéfice par action ordinaire, dans les mêmes conditions, a augmenté de 28 % par rapport au quatrième trimestre de 2002.
- L'apport de l'acquisition de Canada-Vie a été d'environ 0,115 $ par action ordinaire au quatrième trimestre, soit une hausse de 16,3 %.
- Le rendement des capitaux propres attribuables aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, s'est établi à 20,7 % pour la période de douze mois terminée le 31 décembre 2003.
- Les dividendes trimestriels déclarés se sont chiffrés à 32,25 ¢ par action ordinaire, soit une hausse de 3,0 ¢ par action, et seront payables le 31 mars 2004. Les dividendes versés au cours des douze mois de 2003 ont été de 19 % plus élevés que pour la même période l'an dernier.

.../2

Le bénéfice net consolidé de Lifeco correspond au bénéfice d'exploitation net de La Great-West, compagnie d'assurance-vie, de la Corporation Financière Canada-Vie depuis la date d'acquisition, ainsi que de la London Life, Compagnie d'Assurance-Vie (la London Life) et Great-West Life & Annuity Insurance Company (GWL&A), de concert avec les résultats de l'exploitation générale de Lifeco.

EXPLOITATIONS CANADIENNE ET EUROPÉENNE

Pour le quatrième trimestre de 2003, le bénéfice net consolidé attribuable aux détenteurs d'actions ordinaires de Lifeco relativement aux exploitations canadienne et européenne a augmenté de 72 % pour atteindre 200 M$, par rapport à 116 M$ au même trimestre de l'année dernière. Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice a augmenté de 43 % pour s'établir à 629 M$, comparativement à 441 M$ au 31 décembre 2002.

Ces hausses sont attribuables au solide bénéfice d'exploitation de la Great-West et de la London Life, ainsi qu'à l'inclusion des résultats des exploitations canadienne et européenne de la CFCV à compter de la date d'acquisition le 10 juillet 2003, et représentent un bénéfice d'environ 124 M$, déduction faite des frais de financement connexes.

Pour la période de douze mois terminée le 31 décembre 2003, le total des primes et des dépôts a augmenté de 3,5 G$ par rapport à 2002, une hausse de 2,2 M$ ayant été constatée au quatrième trimestre de 2003. La hausse reflète l'inclusion en 2003 de primes et de dépôts de la CFCV de 4,0 G$. L'incidence de la hausse affichée a été amoindrie par une baisse des primes de réassurance.

En 2003, les honoraires ont augmenté de 234 M$ pour se chiffrer à 654 M$, dont 209 M$ se rapportaient à la CFCV en 2003.

Au 31 décembre 2003, le total de l'actif géré se chiffrait à 112,1 G$, dont 49,8 G$ étaient attribuables à la CFCV.

EXPLOITATION AMÉRICAINE

Pour le quatrième trimestre de 2003, le bénéfice net consolidé attribuable aux détenteurs d'actions ordinaires de Lifeco relativement à l'exploitation américaine a augmenté de 39 % pour atteindre 166 M$, par rapport à 119 M$ au même trimestre de l'année dernière. Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice a augmenté de 21 % pour s'établir à 593 M$, comparativement à 490 M$ au 31 décembre 2002.

Ces augmentations sont principalement attribuables à des résultats favorables de Great-West Healthcare[MS] et de la division Services financiers de GWL&A, ainsi qu'à l'inclusion de l'exploitation américaine de la CFCV, à compter de la date d'acquisition le 10 juillet 2003, qui représente environ 45 M$.

Pour la période de douze mois terminée le 31 décembre 2003, le total des primes et des dépôts a diminué de 784 M$ US par rapport à 2002, mais celui du quatrième trimestre de 2003 est sensiblement le même qu'au quatrième trimestre de 2002. L'incidence de l'inclusion des résultats de la CFCV à compter de sa date d'acquisition a été de 222 M$ US sur les résultats de l'exercice complet. Au quatrième trimestre, la rentabilité de la division Soins de santé a continué de faire l'objet d'une attention particulière, entraînant une baisse des produits par rapport à l'exercice précédent, contrebalancée essentiellement par les souscriptions de régimes 401(k) de la division Services financiers.

.../3

La baisse des honoraires en 2003 est attribuable aux affaires collectives SAS en matière de santé et aux dépôts moindres à l'égard des fonds distincts.

Au 31 décembre 2003, le total de l'actif géré s'établissait à 47,1 G$, dont 8,3 G$ étaient attribuables à l'exploitation américaine de la CFCV.

EXPLOITATION GÉNÉRALE DE LIFECO

Le résultat net tiré de l'exploitation générale de Lifeco, attribuable aux détenteurs d'actions ordinaires, consistait en une charge nette de 27 M$ qui comprenait principalement les coûts de restructuration de 20 M$ engagés jusqu'au 31 décembre 2003 relativement à l'acquisition de la CFCV.

DIVIDENDES TRIMESTRIELS

Lors de la réunion d'aujourd'hui, le conseil d'administration a approuvé le versement d'un dividende trimestriel de 0,3225 $ par action sur les actions ordinaires de la Compagnie, payable le 31 mars 2004 aux actionnaires inscrits à la fermeture des bureaux le 3 mars 2004.

De plus, le conseil d'administration a approuvé le versement des dividendes trimestriels suivants :

- sur les actions privilégiées de premier rang, série D, à raison de 0,293750 $ par action;
- sur les actions privilégiées de premier rang, série E, à raison de 0,30 $ par action;
- sur les actions privilégiées de premier rang, série F, à raison de 0,36875 $ par action. Ce dividende sera payable le 31 mars 2004 aux actionnaires inscrits à la fermeture des bureaux le 3 mars 2004;
- sur les actions privilégiées de catégorie A, série 1, à raison de 0,3125 $ par action. Ce dividende sera payable le 30 avril 2004 aux actionnaires inscrits à la fermeture des bureaux le 2 avril 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX : GWO) est une société de portefeuille spécialisée dans les services financiers ayant des participations dans l'assurance-vie, l'assurance-maladie, l'épargne-retraite et la réassurance. La Compagnie exerce des activités au Canada et à l'étranger par l'intermédiaire de La Great-West, compagnie d'assurance-vie, de la London Life, Compagnie d'Assurance-Vie et de La Compagnie d'Assurance du Canada sur la Vie, et aux États-Unis par le truchement de Great-West Life & Annuity Insurance Company et de La Compagnie d'Assurance du Canada sur la Vie. Lifeco et les sociétés de son groupe, y compris Canada-Vie, gèrent un actif qui dépasse 159 G$. Great-West Lifeco est membre du groupe de sociétés de la Corporation Financière Power.

.../4

Déclarations prospectives et mesures financières hors PCGR

Il est possible que le présent communiqué renferme des déclarations prospectives visant la Compagnie, ses activités commerciales, ses stratégies ainsi que sa performance et sa situation financière prévues. Les déclarations prospectives comprennent des énoncés de nature prévisionnelle, dépendent de conditions ou d'événements futurs ou s'y rapportent, ou comprennent des termes comme « prévoir », « s'attendre à », « avoir l'intention », « compter », « croire », « estimer » ainsi que les formes négatives de ces termes et d'autres expressions semblables. Par ailleurs, toute déclaration à l'égard de la performance financière future (y compris les produits, le bénéfice ou les taux de croissance), les stratégies ou perspectives commerciales courantes ainsi que toute mesure future que pourrait prendre la Compagnie, constitue également une déclaration prospective. Les déclarations prospectives sont fondées sur des prévisions et projections financières courantes à l'égard d'événements futurs et sont, de par leur nature, assujetties, entre autres, à des risques, à des incertitudes et à des hypothèses concernant la Compagnie, à des facteurs économiques et à l'industrie des assurances dans son ensemble. Ces déclarations ne garantissent pas la performance financière future. En fait, les événements et les résultats réels pourraient s'avérer sensiblement différents des résultats énoncés ou prévus dans les déclarations prospectives de la Compagnie en raison, mais sans s'y limiter, d'importants facteurs comme les conditions générales économiques, politiques et des marchés en Amérique du Nord et à l'échelle internationale, les taux d'intérêt et de change, les activités des marchés des actions et financiers mondiaux, la concurrence, les changements technologiques, les changements au plan de la réglementation gouvernementale, les décisions judiciaires ou réglementaires inattendues, les catastrophes et la capacité de la Compagnie d'effectuer des opérations stratégiques et d'intégrer les entreprises acquises. Nous mettons le lecteur en garde quant à la liste des facteurs importants précités, puisqu'elle n'est pas exhaustive. Le lecteur est incité à examiner attentivement ces facteurs, ainsi que d'autres facteurs, et à ne pas se fier indûment aux déclarations prospectives. La Compagnie n'a pas l'intention de mettre à jour les déclarations prospectives à la lumière de nouveaux renseignements, d'événements futurs ou autrement.

Le bénéfice net, le bénéfice de base par action ordinaire et le rendement de l'avoir des détenteurs d'actions ordinaires sont présentés avant la restructuration aux fins de la mesure de performance des résultats, compte non tenu des charges de restructuration liées à l'acquisition. Ces mesures financières hors PCGR n'ont pas de définition normalisée et ne peuvent être comparées directement à des mesures semblables présentées par d'autres émetteurs.

Renseignements supplémentaires

Vous trouverez ci-jointes les principales données financières.

La téléconférence à l'intention des analystes portant sur le quatrième trimestre de Great-West Lifeco aura lieu le jeudi 29 janvier à 14 h (heure de l'Est). On peut accéder à la téléconférence par le site www.greatwestlifeco.com ou par téléphone, en mode écoute seulement, en composant le :

- (416) 405-9328 pour les participants de la région de Toronto;
- 1 800 387-6216 pour les participants du reste de l'Amérique du Nord;
- 800 7664-7664 (précédé de l'indicatif d'accès international) pour les participants dans le reste du monde.

.../5

Il sera possible de réécouter la téléconférence à compter du 29 janvier, et ce, jusqu'au 5 février. Pour ce faire, il suffit de composer le 1 800 408-3053 ou le (416) 695-5800 à Toronto (code d'accès : 1520381).

- fin -

Pour de plus amples renseignements, veuillez communiquer avec :

Marlene Klassen
Directrice générale, Relations avec les médias et le public
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

POINTS SAILLANTS FINANCIERS

(en millions de dollars, sauf les montants par action ordinaire) (non vérifié)

	Trimestres terminés les 31 décembre			Exercices terminés les 31 décembre		
	2003	2002	% variation	**2003**	2002	% variation
Primes :						
Produits d'assurance-vie, de rentes garanties et d'assurance-maladie	**3 759 $**	2 880 $	31 %	**12 441 $**	11 187 $	11 %
Équivalents des primes des régimes autofinancés (contrats SAS) 1)	**1 932**	2 366	(18) %	**8 218**	9 564	(14) %
Dépôts des fonds distincts 1) :						
Produits de l'Individuelle	**1 193**	464	157 %	**3 034**	2 293	32 %
Produits de la Collective	**1 487**	1 056	41 %	**4 510**	4 382	3 %
Total des primes et des dépôts	**8 371**	6 766	24 %	**28 203**	27 426	3 %
Réassurance globale - primes initiales cédées 2)	**57**	-		**(5 372)**	-	
Primes et dépôts - montant net	**8 428**	6 766		**22 831**	27 426	
Honoraires et autres produits	**501**	428	17 %	**1 831**	1 807	1 %
Sommes versées ou créditées aux titulaires de polices 2)	**4 124**	3 159	31 %	**8 346**	12 593	(34) %
Bénéfice net attribuable aux :						
Détenteurs d'actions privilégiées	**14**	8	75 %	**41**	31	32 %
Détenteurs d'actions ordinaires avant les coûts de restructuration	**365**	235	55 %	**1 215**	931	31 %
Coûts de restructuration 3)	**8**	-		**20**	-	
Détenteurs d'actions ordinaires	**357**	235	52 %	**1 195**	931	28 %
Par action ordinaire						
Bénéfice de base avant les coûts de restructuration 3)	**0,822 $**	0,641 $	28,2 %	**2,998 $**	2,530 $	18,5 %
Coûts de restructuration après impôts 3)	**0,016**	-		**0,048**	-	
Bénéfice de base après les coûts de restructuration	**0,806**	0,641	25,7 %	**2,950**	2,530	16,6 %
Dividendes versés	**0,2925**	0,2475	18,2 %	**1,1250**	0,945	19,0 %
Rendement des capitaux propres attribuables aux détenteurs d'actions ordinaires (sur 12 mois) :						
Bénéfice net avant les coûts de restructuration				**20,7 %**	22,9 %	
Bénéfice net				**20,4 %**	22,9 %	
Aux 31 décembre						
Total de l'actif				**97 451 $**	60 071 $	62 %
Actif des fonds distincts 1)				**61 699**	36 048	71 %
Total de l'actif géré				**159 150 $**	96 119 $	66 %
Capital-actions et excédent				**8 590**	4 708	82 %
Valeur comptable par action ordinaire				**16,72**	11,68	43 %

1) Dépôts des fonds distincts et équivalent des primes des régimes autofinancés (contrats SAS)
Les états financiers d'une compagnie d'assurance-vie ne comprennent pas l'actif, le passif, les dépôts et les retraits visant les fonds distincts ni les règlements de sinistres relatifs aux contrats collectifs de garanties de soins de santé SAS (services administratifs seulement). Cependant, la Compagnie perçoit des honoraires et d'autres produits relativement à ces contrats. Les fonds distincts et les contrats SAS représentent un secteur important des activités générales de la Compagnie. Par conséquent, ils devraient être pris en compte lorsque les volumes, les tailles et les tendances sont comparés.

2) Au cours de 2003, dans le cadre d'un programme de rééquilibrage du risque à l'égard de l'acquisition de la Corporation Financière Canada-Vie (la CFCV), La Great-West, compagnie d'assurance-vie (la Great-West) et Great-West Life & Annuity Insurance Company (GWL&A) ont exécuté avec des tiers un certain nombre de contrats de réassurance globale cédés. Les primes rattachées à la cession initiale de passifs relatifs aux contrats en vigueur se chiffraient à 5 372 $.

3) Après l'acquisition de la CFCV par la Compagnie, un plan de restructuration et de sortie d'activités choisies de la CFCV a été élaboré. Des coûts de 497 $ avant impôts devraient ainsi être engagés, dont un montant d'environ 412 $ qui a été constaté à même l'équation d'acquisition de la CFCV et un montant de 85 $ qui sera passé en charges lorsqu'il sera engagé. De ce dernier montant, le bénéfice net attribuable aux actionnaires pour l'exercice terminé le 31 décembre 2003 comprend les coûts de restructuration de 20 $ après impôts, ou de 0,048 $ par action ordinaire; le bénéfice net attribuable aux actionnaires pour le trimestre terminé le 31 décembre 2003 comprend les coûts de restructuration de 8 $ après impôts, ou de 0,016 $ par action ordinaire. Le bénéfice net, le bénéfice de base par action ordinaire et le rendement de l'avoir des détenteurs d'actions ordinaires sont présentés avant la restructuration aux fins de la mesure de performance des résultats, compte non tenu des coûts de restructuration liés à l'acquisition de la CFCV et engagés au cours de la période.

GREAT-WEST LIFECO INC.

SOMMAIRE D'EXPLOITATION CONSOLIDÉ

(en millions de dollars, à l'exception du bénéfice par action ordinaire) (non vérifié)

	Trimestres terminés les 31 décembre		Exercices terminés les 31 décembre	
	2003	2002	**2003**	2002
Produits				
Revenu-primes	**3 759 $**	2 880 $	**12 441 $**	11 187 $
Réassurance globale - primes initiales cédées	**57**	-	**(5 372)**	-
	3 816	2 880	**7 069**	11 187
Revenu de placement net	**1 362**	934	**4 529**	3 638
Honoraires et autres produits	**501**	428	**1 831**	1 807
	5 679	4 242	**13 429**	16 632
Prestations et charges				
Sommes versées ou créditées aux titulaires de polices et aux bénéficiaires, y compris les participations des titulaires de polices et les bonifications	**4 124**	3 159	**8 346**	12 593
Commissions	**298**	187	**919**	718
Frais d'exploitation	**597**	457	**2 036**	1 786
Coûts de restructuration	**10**	-	**31**	-
Taxes sur les primes	**41**	17	**156**	109
Amortissement des actifs incorporels	**7**	-	**7**	-
Distribution sur les titres de la Fiducie de capital	**9**	1	**28**	1
Bénéfice net avant impôts sur les bénéfices	**593**	421	**1 906**	1 425
Impôts sur les bénéfices - exigibles	**254**	100	**728**	397
- futurs	**(80)**	47	**(178)**	33
Bénéfice net avant part des actionnaires sans contrôle	**419**	274	**1 356**	995
Part des actionnaires sans contrôle	**48**	31	**120**	33
Bénéfice net	**371 $**	243 $	**1 236 $**	962 $
Bénéfice par action ordinaire				
De base	**0,806 $**	0,641 $	**2,950 $**	2,530 $
Dilué	**0,800 $**	0,634 $	**2,922 $**	2,499 $

Ventilation du bénéfice net				
Dividendes - détenteurs d'actions privilégiées	**14 $**	8 $	**41 $**	31 $
Bénéfice net - détenteurs d'actions ordinaires	**357**	235	**1 195**	931
Bénéfice net	**371 $**	243 $	**1 236 $**	962 $
Nombre moyen d'actions en circulation - de base			405 047 394	367 987 648
Nombre moyen d'actions en circulation - dilué			408 973 205	372 607 557

GREAT-WEST LIFECO INC.

BILAN CONSOLIDÉ

(en millions de dollars) (non vérifié)

	Au 31 décembre 2003	Au 31 décembre 2002
Actif		
Obligations	**54 208 $**	33 764 $
Prêts hypothécaires	**15 088**	7 850
Actions	**3 199**	1 581
Biens immobiliers	**1 594**	1 267
Avances consenties aux titulaires de polices	**6 566**	6 177
Encaisse et certificats de dépôt	**2 461**	912
Fonds détenus par des assureurs cédants	**4 142**	4 786
Primes en voie de recouvrement	**448**	305
Intérêts exigibles et intérêts courus	**882**	511
Impôts futurs	**482**	138
Écart d'acquisition et actifs incorporels	**6 663**	1 687
Autres actifs	**1 718**	1 093
Actif total	**97 451 $**	60 071 $
Passif		
Passif relatif aux polices		
Provisions techniques	**66 999 $**	44 508 $
Provision pour sinistres	**1 092**	645
Provision au titre des participations à verser aux titulaires de polices	**544**	363
Provision pour bonifications	**840**	927
Fonds des titulaires de polices	**2 023**	1 853
	71 498	48 296
Effets de commerce et autres emprunts	**2 576**	1 012
Impôts exigibles	**619**	454
Fonds détenus en vertu de contrats de réassurance	**4 655**	-
Autres passifs	**4 355**	2 081
Conventions de rachat	**503**	511
Gains nets reportés à la vente de titres en portefeuille	**2 237**	958
	86 443	53 312
Part des actionnaires sans contrôle	**2 418**	2 051
Capital-actions et excédent		
Capital-actions	**5 783**	1 982
Excédent	**2 993**	2 382
Provision pour gain non matérialisé à la conversion de l'investissement net dans les établissements étrangers	**(186)**	344
	8 590	4 708
Passif, capital-actions et excédent	**97 451 $**	60 071 $

GREAT-WEST LIFECO INC.

Information sectorielle (non vérifié)
Résultats d'exploitation consolidés

Trimestre terminé le 31 décembre 2003

	Exploitations canadienne et européenne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investissement	Exploitation européenne et réassurance	Exploitation générale	Total	Total	Total exploitations canadienne et européenne
Produits :							
Revenu-primes	674 $	351 $	1 546 $	- $	2 571 $	513 $	3 084 $
Réassurance globale - primes initiales cédées	-	-	-	-	-	-	-
	674	351	1 546	-	2 571	513	3 084
Revenu de placement net	74	280	230	(14)	570	356	926
Honoraires et autres produits	31	133	66	-	230	(1)	229
Total des produits	779	764	1 842	(14)	3 371	868	4 239
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	535	441	1 628	4	2 608	675	3 283
Autres	183	177	122	1	483	94	577
Coûts de restructuration	-	-	-	-	-	-	-
Amortissement des actifs incorporels	-	-	-	7	7	-	7
Distribution sur les titres de fiducies de capital	-	-	-	9	9	-	9
Bénéfice d'exploitation net avant impôts sur les bénéfices	61	146	92	(35)	264	99	363
Impôts sur les bénéfices	16	48	2	(20)	46	60	106
Bénéfice net avant part des actionnaires sans contrôle	45	98	90	(15)	218	39	257
Part des actionnaires sans contrôle	-	-	-	4	4	39	43
Bénéfice net	45 $	98 $	90 $	(19) $	214 $	- $	214 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	14 $	14 $	- $	14 $
Bénéfice net - détenteurs d'actions ordinaires	45	98	90	(33)	200	-	200
Bénéfice net	45 $	98 $	90 $	(19) $	214 $	- $	214 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2003

	Exploitation américaine							
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	193 $	343 $	- $	536 $	139 $	675 $	- $	3 759 $
Réassurance globale - primes initiales cédées	12	45	-	57	-	57	-	57
	205	388	-	593	139	732	-	3 816
Revenu de placement net	53	252	9	314	120	434	2	1 362
Honoraires et autres produits	192	79	1	272	-	272	-	501
Total des produits	450	719	10	1 179	259	1 438	2	5 679
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	87	504	(1)	590	251	841	-	4 124
Autres	251	89	3	343	14	357	2	936
Coûts de restructuration	-	-	-	-	-	-	10	10
Amortissement *des actifs incorporels*	-	-	-	-	-	-	-	7
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	9
Bénéfice d'exploitation net avant impôts sur les bénéfices	112	126	8	246	(6)	240	(10)	593
Impôts sur les bénéfices	38	45	(3)	80	(11)	69	(1)	174
Bénéfice net avant part des actionnaires sans contrôle	74	81	11	166	5	171	(9)	419
Part des actionnaires sans contrôle	-	-	-	-	5	5	-	48
Bénéfice net	74 $	81 $	11 $	166 $	- $	166 $	(9) $	371 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	14 $
Bénéfice net - détenteurs d'actions ordinaires	74	81	11	166	-	166	(9)	357
Bénéfice net	74 $	81 $	11 $	166 $	- $	166 $	(9) $	371 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2002

	Exploitation canadienne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Réassurance	Exploitation générale	Total	Total	Total exploitation canadienne
Produits :							
Revenu-primes	568 $	172 $	1 040 $	6 $	1 786 $	354 $	2 140 $
Revenu de placement net	51	118	117	32	318	246	564
Honoraires et autres produits	18	81	1	4	104	-	104
Total des produits	637	371	1 158	42	2 208	600	2 808
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	476	180	1 146	8	1 810	493	2 303
Autres	108	84	8	3	203	64	267
Distribution sur les titres de fiducies de capital	-	-	-	1	1	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	53	107	4	30	194	43	237
Impôts sur les bénéfices	19	46	(3)	3	65	26	91
Bénéfice net avant part des actionnaires sans contrôle	34	61	7	27	129	17	146
Part des actionnaires sans contrôle	-	-	-	5	5	17	22
Bénéfice net	34 $	61 $	7 $	22 $	124 $	- $	124 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	8 $	8 $	- $	8 $
Bénéfice net - détenteurs d'actions ordinaires	34	61	7	14	116	-	116
Bénéfice net	34 $	61 $	7 $	22 $	124 $	- $	124 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2002

	Exploitation américaine							
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	378 $	243 $	- $	621 $	119 $	740 $	- $	2 880 $
Revenu de placement net	24	197	5	226	144	370	-	934
Honoraires et autres produits	238	85	1	324	-	324	-	428
Total des produits	640	525	6	1 171	263	1 434	-	4 242
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	253	351	(1)	603	253	856	-	3 159
Autres	292	92	5	389	5	394	-	661
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	95	82	2	179	5	184	-	421
Impôts sur les bénéfices	34	24	2	60	(4)	56	-	147
Bénéfice net avant part des actionnaires sans contrôle	61	58	-	119	9	128	-	274
Part des actionnaires sans contrôle	-	-	-	-	9	9	-	31
Bénéfice net	61 $	58 $	- $	119 $	- $	119 $	- $	243 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	8 $
Bénéfice net - détenteurs d'actions ordinaires	61	58	-	119	-	119	-	235
Bénéfice net	61 $	58 $	- $	119 $	- $	119 $	- $	243 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2003

	Exploitations canadienne et européenne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Exploitation européenne et réassurance	Exploitation générale	Total	Total	Total exploitations canadienne et européenne
Produits :							
Revenu-primes	2 428 $	1 054 $	4 592 $	- $	8 074 $	1 681 $	9 755 $
Réassurance globale - primes initiales cédées	(2 716)	-	-	-	(2 716)	-	(2 716)
	(288)	1 054	4 592	-	5 358	1 681	7 039
Revenu de placement net	252	766	726	42	1 786	1 219	3 005
Honoraires et autres produits	95	412	126	21	654	-	654
Total des produits	59	2 232	5 444	63	7 798	2 900	10 698
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	(799)	1 289	5 007	13	5 510	2 356	7 866
Autres	590	525	282	25	1 422	320	1 742
Coûts de restructuration	-	-	-	-	-	-	-
Amortissement des actifs incorporels	-	-	-	7	7	-	7
Distribution sur les titres de fiducies de capital	-	-	-	28	28	-	28
Bénéfice d'exploitation net avant impôts sur les bénéfices	268	418	155	(10)	831	224	1 055
Impôts sur les bénéfices	74	110	6	(44)	146	123	269
Bénéfice net avant part des actionnaires sans contrôle	194	308	149	34	685	101	786
Part des actionnaires sans contrôle	-	-	1	14	15	101	116
Bénéfice net	194 $	308 $	148 $	20 $	670 $	- $	670 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	41 $	41 $	- $	41 $
Bénéfice net - détenteurs d'actions ordinaires	194	308	148	(21)	629	-	629
Bénéfice net	194 $	308 $	148 $	20 $	670 $	- $	670 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2003

	Exploitation américaine – Actionnaires – Soins de santé	Exploitation américaine – Actionnaires – Services financiers	Exploitation américaine – Actionnaires – Exploitation générale	Exploitation américaine – Actionnaires – Total	Exploitation américaine – Titulaires de polices avec participation – Total	Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	1 299 $	967 $	- $	2 266 $	420 $	2 686 $	- $	12 441 $
Réassurance globale - primes initiales cédées	(563)	(2 093)	-	(2 656)	-	(2 656)	-	(5 372)
	736	(1 126)	-	(390)	420	30	-	7 069
Revenu de placement net	164	834	39	1 037	485	1 522	2	4 529
Honoraires et autres produits	848	324	4	1 176	1	1 177	-	1 831
Total des produits	1 748	32	43	1 823	906	2 729	2	13 429
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	333	(719)	(3)	(389)	869	480	-	8 346
Autres	973	336	16	1 325	40	1 365	4	3 111
Coûts de restructuration	-	-	-	-	-	-	31	31
Amortissement des actifs incorporels	-	-	-	-	-	-	-	7
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	28
Bénéfice d'exploitation net avant impôts sur les bénéfices	442	415	30	887	(3)	884	(33)	1 906
Impôts sur les bénéfices	154	140	-	294	(7)	287	(6)	550
Bénéfice net avant part des actionnaires sans contrôle	288	275	30	593	4	597	(27)	1 356
Part des actionnaires sans contrôle	-	-	-	-	4	4	-	120
Bénéfice net	288 $	275 $	30 $	593 $	- $	593 $	(27) $	1 236 $

Ventilation du bénéfice net

	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.	Total exploitation générale Lifeco	Total
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	41 $
Bénéfice net - détenteurs d'actions ordinaires	288	275	30	593	-	593	(27)	1 195
Bénéfice net	288 $	275 $	30 $	593 $	- $	593 $	(27) $	1 236 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2002

	Exploitation canadienne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Réassurance	Exploitation générale	Total	Total	Total exploitation canadienne
Produits :							
Revenu-primes	2 220 $	662 $	3 922 $	17 $	6 821 $	1 377 $	8 198 $
Revenu de placement net	205	463	474	98	1 240	909	2 149
Honoraires et autres produits	68	332	2	18	420	-	420
Total des produits	2 493	1 457	4 398	133	8 481	2 286	10 767
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	1 868	741	4 338	37	6 984	1 994	8 978
Autres	426	365	28	22	841	256	1 097
Distribution sur les titres de fiducies de capital	-	-	-	1	1	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	199	351	32	73	655	36	691
Impôts sur les bénéfices	74	139	2	(55)	160	36	196
Bénéfice net avant part des actionnaires sans contrôle	125	212	30	128	495	-	495
Part des actionnaires sans contrôle	-	-	1	22	23	-	23
Bénéfice net	125 $	212 $	29 $	106 $	472 $	- $	472 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	31 $	31 $	- $	31 $
Bénéfice net - détenteurs d'actions ordinaires	125	212	29	75	441	-	441
Bénéfice net	125 $	212 $	29 $	106 $	472 $	- $	472 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2002

	Exploitation américaine						Total exploitation générale Lifeco	Total
	Actionnaires				Titulaires de polices avec participation	Total É.-U.		
	Soins de santé	Services financiers	Exploitation générale	Total	Total			
Produits :								
Revenu-primes	1 577 $	1 016 $	- $	2 593 $	396 $	2 989 $	- $	11 187 $
Revenu de placement net	98	813	17	928	561	1 489	-	3 638
Honoraires et autres produits	1 036	350	1	1 387	-	1 387	-	1 807
Total des produits	2 711	2 179	18	4 908	957	5 865	-	16 632
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	1 208	1 484	(2)	2 690	925	3 615	-	12 593
Autres	1 139	347	9	1 495	21	1 516	-	2 613
Distribution sur les titres *de fiducies de capital*	-	-	-	-	-	-	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	364	348	11	723	11	734	-	1 425
Impôts sur les bénéfices	121	107	5	233	1	234	-	430
Bénéfice net avant part des actionnaires sans contrôle	243	241	6	490	10	500	-	995
Part des actionnaires sans contrôle	-	-	-	-	10	10	-	33
Bénéfice net	243 $	241 $	6 $	490 $	- $	490 $	- $	962 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	31 $
Bénéfice net - détenteurs d'actions ordinaires	243	241	6	490	-	490	-	931
Bénéfice net	243 $	241 $	6 $	490 $	- $	490 $	- $	962 $

GREAT-WEST LIFECO INC.

COMMUNIQUÉ

Les lecteurs sont priés de se reporter au paragraphe de limitation de responsabilité à l'égard des déclarations prospectives et des mesures financières hors PCGR à la fin du présent communiqué.

TSX : GWO

Great-West Lifeco annonce ses résultats de 2003 et une hausse de ses dividendes

Winnipeg, le 29 janvier 2004 ... Great-West Lifeco Inc. (Lifeco) a affiché un bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration liés à l'acquisition de la Corporation Financière Canada-Vie (la CFCV) de 365 M$ pour le quatrième trimestre de 2003, comparativement à 235 M$ pour le trimestre correspondant de 2002, soit une hausse de 55 %. Ceci représente 0,822 $ par action ordinaire pour le quatrième trimestre de 2003, soit une hausse de 28,2 % comparativement à la même période l'année dernière. Le bénéfice net, après les coûts de restructuration, attribuable aux détenteurs d'actions ordinaires pour le trimestre a été de 357 M$, ou de 0,806 $ par action ordinaire.

Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, a été de 1 215 M$, en hausse de 31 % par rapport au bénéfice de 931 M$ en 2002, ou de 2,998 $ par action ordinaire, comparativement à 2,530 $ par action ordinaire pour la même période en 2002, soit une hausse de 18,5 %. Le bénéfice net, après les coûts de restructuration, attribuable aux détenteurs d'actions ordinaires a été de 1 195 M$, ou de 2,950 $ par action ordinaire pour les douze mois de 2003. Les résultats de la CFCV sont inclus depuis le 10 juillet 2003.

Points saillants

- Pour le quatrième trimestre de 2003, le bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, a augmenté de 55 % et le bénéfice par action ordinaire, dans les mêmes conditions, a augmenté de 28 % par rapport au quatrième trimestre de 2002.
- L'apport de l'acquisition de Canada-Vie a été d'environ 0,115 $ par action ordinaire au quatrième trimestre, soit une hausse de 16,3 %.
- Le rendement des capitaux propres attribuables aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, s'est établi à 20,7 % pour la période de douze mois terminée le 31 décembre 2003.
- Les dividendes trimestriels déclarés se sont chiffrés à 32,25 ¢ par action ordinaire, soit une hausse de 3,0 ¢ par action, et seront payables le 31 mars 2004. Les dividendes versés au cours des douze mois de 2003 ont été de 19 % plus élevés que pour la même période l'an dernier.

.../2

Le bénéfice net consolidé de Lifeco correspond au bénéfice d'exploitation net de La Great-West, compagnie d'assurance-vie, de la Corporation Financière Canada-Vie depuis la date d'acquisition, ainsi que de la London Life, Compagnie d'Assurance-Vie (la London Life) et Great-West Life & Annuity Insurance Company (GWL&A), de concert avec les résultats de l'exploitation générale de Lifeco.

EXPLOITATIONS CANADIENNE ET EUROPÉENNE

Pour le quatrième trimestre de 2003, le bénéfice net consolidé attribuable aux détenteurs d'actions ordinaires de Lifeco relativement aux exploitations canadienne et européenne a augmenté de 72 % pour atteindre 200 M$, par rapport à 116 M$ au même trimestre de l'année dernière. Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice a augmenté de 43 % pour s'établir à 629 M$, comparativement à 441 M$ au 31 décembre 2002.

Ces hausses sont attribuables au solide bénéfice d'exploitation de la Great-West et de la London Life, ainsi qu'à l'inclusion des résultats des exploitations canadienne et européenne de la CFCV à compter de la date d'acquisition le 10 juillet 2003, et représentent un bénéfice d'environ 124 M$, déduction faite des frais de financement connexes.

Pour la période de douze mois terminée le 31 décembre 2003, le total des primes et des dépôts a augmenté de 3,5 G$ par rapport à 2002, une hausse de 2,2 M$ ayant été constatée au quatrième trimestre de 2003. La hausse reflète l'inclusion en 2003 de primes et de dépôts de la CFCV de 4,0 G$. L'incidence de la hausse affichée a été amoindrie par une baisse des primes de réassurance.

En 2003, les honoraires ont augmenté de 234 M$ pour se chiffrer à 654 M$, dont 209 M$ se rapportaient à la CFCV en 2003.

Au 31 décembre 2003, le total de l'actif géré se chiffrait à 112,1 G$, dont 49,8 G$ étaient attribuables à la CFCV.

EXPLOITATION AMÉRICAINE

Pour le quatrième trimestre de 2003, le bénéfice net consolidé attribuable aux détenteurs d'actions ordinaires de Lifeco relativement à l'exploitation américaine a augmenté de 39 % pour atteindre 166 M$, par rapport à 119 M$ au même trimestre de l'année dernière. Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice a augmenté de 21 % pour s'établir à 593 M$, comparativement à 490 M$ au 31 décembre 2002.

Ces augmentations sont principalement attribuables à des résultats favorables de Great-West Healthcare^MS et de la division Services financiers de GWL&A, ainsi qu'à l'inclusion de l'exploitation américaine de la CFCV, à compter de la date d'acquisition le 10 juillet 2003, qui représente environ 45 M$.

Pour la période de douze mois terminée le 31 décembre 2003, le total des primes et des dépôts a diminué de 784 M$ US par rapport à 2002, mais celui du quatrième trimestre de 2003 est sensiblement le même qu'au quatrième trimestre de 2002. L'incidence de l'inclusion des résultats de la CFCV à compter de sa date d'acquisition a été de 222 M$ US sur les résultats de l'exercice complet. Au quatrième trimestre, la rentabilité de la division Soins de santé a continué de faire l'objet d'une attention particulière, entraînant une baisse des produits par rapport à l'exercice précédent, contrebalancée essentiellement par les souscriptions de régimes 401(k) de la division Services financiers.

.../3

La baisse des honoraires en 2003 est attribuable aux affaires collectives SAS en matière de santé et aux dépôts moindres à l'égard des fonds distincts.

Au 31 décembre 2003, le total de l'actif géré s'établissait à 47,1 G$, dont 8,3 G$ étaient attribuables à l'exploitation américaine de la CFCV.

EXPLOITATION GÉNÉRALE DE LIFECO

Le résultat net tiré de l'exploitation générale de Lifeco, attribuable aux détenteurs d'actions ordinaires, consistait en une charge nette de 27 M$ qui comprenait principalement les coûts de restructuration de 20 M$ engagés jusqu'au 31 décembre 2003 relativement à l'acquisition de la CFCV.

DIVIDENDES TRIMESTRIELS

Lors de la réunion d'aujourd'hui, le conseil d'administration a approuvé le versement d'un dividende trimestriel de 0,3225 $ par action sur les actions ordinaires de la Compagnie, payable le 31 mars 2004 aux actionnaires inscrits à la fermeture des bureaux le 3 mars 2004.

De plus, le conseil d'administration a approuvé le versement des dividendes trimestriels suivants :

- sur les actions privilégiées de premier rang, série D, à raison de 0,293750 $ par action;
- sur les actions privilégiées de premier rang, série E, à raison de 0,30 $ par action;
- sur les actions privilégiées de premier rang, série F, à raison de 0,36875 $ par action. Ce dividende sera payable le 31 mars 2004 aux actionnaires inscrits à la fermeture des bureaux le 3 mars 2004;
- sur les actions privilégiées de catégorie A, série 1, à raison de 0,3125 $ par action. Ce dividende sera payable le 30 avril 2004 aux actionnaires inscrits à la fermeture des bureaux le 2 avril 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX : GWO) est une société de portefeuille spécialisée dans les services financiers ayant des participations dans l'assurance-vie, l'assurance-maladie, l'épargne-retraite et la réassurance. La Compagnie exerce des activités au Canada et à l'étranger par l'intermédiaire de La Great-West, compagnie d'assurance-vie, de la London Life, Compagnie d'Assurance-Vie et de La Compagnie d'Assurance du Canada sur la Vie, et aux États-Unis par le truchement de Great-West Life & Annuity Insurance Company et de La Compagnie d'Assurance du Canada sur la Vie. Lifeco et les sociétés de son groupe, y compris Canada-Vie, gèrent un actif qui dépasse 159 G$. Great-West Lifeco est membre du groupe de sociétés de la Corporation Financière Power.

.../4

Déclarations prospectives et mesures financières hors PCGR
Il est possible que le présent communiqué renferme des déclarations prospectives visant la Compagnie, ses activités commerciales, ses stratégies ainsi que sa performance et sa situation financière prévues. Les déclarations prospectives comprennent des énoncés de nature prévisionnelle, dépendent de conditions ou d'événements futurs ou s'y rapportent, ou comprennent des termes comme « prévoir », « s'attendre à », « avoir l'intention », « compter », « croire », « estimer » ainsi que les formes négatives de ces termes et d'autres expressions semblables. Par ailleurs, toute déclaration à l'égard de la performance financière future (y compris les produits, le bénéfice ou les taux de croissance), les stratégies ou perspectives commerciales courantes ainsi que toute mesure future que pourrait prendre la Compagnie, constitue également une déclaration prospective. Les déclarations prospectives sont fondées sur des prévisions et projections financières courantes à l'égard d'événements futurs et sont, de par leur nature, assujetties, entre autres, à des risques, à des incertitudes et à des hypothèses concernant la Compagnie, à des facteurs économiques et à l'industrie des assurances dans son ensemble. Ces déclarations ne garantissent pas la performance financière future. En fait, les événements et les résultats réels pourraient s'avérer sensiblement différents des résultats énoncés ou prévus dans les déclarations prospectives de la Compagnie en raison, mais sans s'y limiter, d'importants facteurs comme les conditions générales économiques, politiques et des marchés en Amérique du Nord et à l'échelle internationale, les taux d'intérêt et de change, les activités des marchés des actions et financiers mondiaux, la concurrence, les changements technologiques, les changements au plan de la réglementation gouvernementale, les décisions judiciaires ou réglementaires inattendues, les catastrophes et la capacité de la Compagnie d'effectuer des opérations stratégiques et d'intégrer les entreprises acquises. Nous mettons le lecteur en garde quant à la liste des facteurs importants précités, puisqu'elle n'est pas exhaustive. Le lecteur est incité à examiner attentivement ces facteurs, ainsi que d'autres facteurs, et à ne pas se fier indûment aux déclarations prospectives. La Compagnie n'a pas l'intention de mettre à jour les déclarations prospectives à la lumière de nouveaux renseignements, d'événements futurs ou autrement.

Le bénéfice net, le bénéfice de base par action ordinaire et le rendement de l'avoir des détenteurs d'actions ordinaires sont présentés avant la restructuration aux fins de la mesure de performance des résultats, compte non tenu des charges de restructuration liées à l'acquisition. Ces mesures financières hors PCGR n'ont pas de définition normalisée et ne peuvent être comparées directement à des mesures semblables présentées par d'autres émetteurs.

Renseignements supplémentaires
Vous trouverez ci-jointes les principales données financières.

La téléconférence à l'intention des analystes portant sur le quatrième trimestre de Great-West Lifeco aura lieu le jeudi 29 janvier à 14 h (heure de l'Est). On peut accéder à la téléconférence par le site www.greatwestlifeco.com ou par téléphone, en mode écoute seulement, en composant le :

- (416) 405-9328 pour les participants de la région de Toronto;
- 1 800 387-6216 pour les participants du reste de l'Amérique du Nord;
- 800 7664-7664 (précédé de l'indicatif d'accès international) pour les participants dans le reste du monde.

.../5

Il sera possible de réécouter la téléconférence à compter du 29 janvier, et ce, jusqu'au 5 février. Pour ce faire, il suffit de composer le 1 800 408-3053 ou le (416) 695-5800 à Toronto (code d'accès : 1520381).

- fin -

Pour de plus amples renseignements, veuillez communiquer avec :

Marlene Klassen
Directrice générale, Relations avec les médias et le public
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST LIFECO INC.

POINTS SAILLANTS FINANCIERS

(en millions de dollars, sauf les montants par action ordinaire) (non vérifié)

	Trimestres terminés les 31 décembre			Exercices terminés les 31 décembre		
	2003	2002	% variation	**2003**	2002	% variation
Primes :						
Produits d'assurance-vie, de rentes garanties et d'assurance-maladie	**3 759 $**	2 880 $	31 %	**12 441 $**	11 187 $	11 %
Équivalents des primes des régimes autofinancés (contrats SAS) 1)	**1 932**	2 366	(18) %	**8 218**	9 564	(14) %
Dépôts des fonds distincts 1) :						
Produits de l'Individuelle	**1 193**	464	157 %	**3 034**	2 293	32 %
Produits de la Collective	**1 487**	1 056	41 %	**4 510**	4 382	3 %
Total des primes et des dépôts	**8 371**	6 766	24 %	**28 203**	27 426	3 %
Réassurance globale - primes initiales cédées 2)	**57**	-		**(5 372)**	-	
Primes et dépôts - montant net	**8 428**	6 766		**22 831**	27 426	
Honoraires et autres produits	**501**	428	17 %	**1 831**	1 807	1 %
Sommes versées ou créditées aux titulaires de polices 2)	**4 124**	3 159	31 %	**8 346**	12 593	(34) %
Bénéfice net attribuable aux :						
Détenteurs d'actions privilégiées	**14**	8	75 %	**41**	31	32 %
Détenteurs d'actions ordinaires avant les coûts de restructuration	**365**	235	55 %	**1 215**	931	31 %
Coûts de restructuration 3)	**8**	-		**20**	-	
Détenteurs d'actions ordinaires	**357**	235	52 %	**1 195**	931	28 %
Par action ordinaire						
Bénéfice de base avant les coûts de restructuration 3)	**0,822 $**	0,641 $	28,2 %	**2,998 $**	2,530 $	18,5 %
Coûts de restructuration après impôts 3)	**0,016**	-		**0,048**	-	
Bénéfice de base après les coûts de restructuration	**0,806**	0,641	25,7 %	**2,950**	2,530	16,6 %
Dividendes versés	**0,2925**	0,2475	18,2 %	**1,1250**	0,945	19,0 %
Rendement des capitaux propres attribuables aux détenteurs d'actions ordinaires (sur 12 mois) :						
Bénéfice net avant les coûts de restructuration				**20,7 %**	22,9 %	
Bénéfice net				**20,4 %**	22,9 %	
Aux 31 décembre						
Total de l'actif				**97 451 $**	60 071 $	62 %
Actif des fonds distincts 1)				**61 699**	36 048	71 %
Total de l'actif géré				**159 150 $**	96 119 $	66 %
Capital-actions et excédent				**8 590**	4 708	82 %
Valeur comptable par action ordinaire				**16,72**	11,68	43 %

1) Dépôts des fonds distincts et équivalent des primes des régimes autofinancés (contrats SAS)
Les états financiers d'une compagnie d'assurance-vie ne comprennent pas l'actif, le passif, les dépôts et les retraits visant les fonds distincts ni les règlements de sinistres relatifs aux contrats collectifs de garanties de soins de santé SAS (services administratifs seulement). Cependant, la Compagnie perçoit des honoraires et d'autres produits relativement à ces contrats. Les fonds distincts et les contrats SAS représentent un secteur important des activités générales de la Compagnie. Par conséquent, ils devraient être pris en compte lorsque les volumes, les tailles et les tendances sont comparés.

2) Au cours de 2003, dans le cadre d'un programme de rééquilibrage du risque à l'égard de l'acquisition de la Corporation Financière Canada-Vie (la CFCV), La Great-West, compagnie d'assurance-vie (la Great-West) et Great-West Life & Annuity Insurance Company (GWL&A) ont exécuté avec des tiers un certain nombre de contrats de réassurance globale cédés. Les primes rattachées à la cession initiale de passifs relatifs aux contrats en vigueur se chiffraient à 5 372 $.

3) Après l'acquisition de la CFCV par la Compagnie, un plan de restructuration et de sortie d'activités choisies de la CFCV a été élaboré. Des coûts de 497 $ avant impôts devraient ainsi être engagés, dont un montant d'environ 412 $ qui a été constaté à même l'équation d'acquisition de la CFCV et un montant de 85 $ qui sera passé en charges lorsqu'il sera engagé. De ce dernier montant, le bénéfice net attribuable aux actionnaires pour l'exercice terminé le 31 décembre 2003 comprend les coûts de restructuration de 20 $ après impôts, ou de 0,048 $ par action ordinaire; le bénéfice net attribuable aux actionnaires pour le trimestre terminé le 31 décembre 2003 comprend les coûts de restructuration de 8 $ après impôts, ou de 0,016 $ par action ordinaire. Le bénéfice net, le bénéfice de base par action ordinaire et le rendement de l'avoir des détenteurs d'actions ordinaires sont présentés avant la restructuration aux fins de la mesure de performance des résultats, compte non tenu des coûts de restructuration liés à l'acquisition de la CFCV et engagés au cours de la période.

GREAT-WEST
LIFECO INC.

SOMMAIRE D'EXPLOITATION CONSOLIDÉ

(en millions de dollars, à l'exception du bénéfice par action ordinaire) (non vérifié)

	Trimestres terminés les 31 décembre		Exercices terminés les 31 décembre	
	2003	2002	**2003**	2002
Produits				
Revenu-primes	**3 759 $**	2 880 $	**12 441 $**	11 187 $
Réassurance globale - primes initiales cédées	**57**	-	**(5 372)**	-
	3 816	2 880	**7 069**	11 187
Revenu de placement net	**1 362**	934	**4 529**	3 638
Honoraires et autres produits	**501**	428	**1 831**	1 807
	5 679	4 242	**13 429**	16 632
Prestations et charges				
Sommes versées ou créditées aux titulaires de polices et aux bénéficiaires, y compris les participations des titulaires de polices et les bonifications	**4 124**	3 159	**8 346**	12 593
Commissions	**298**	187	**919**	718
Frais d'exploitation	**597**	457	**2 036**	1 786
Coûts de restructuration	**10**	-	**31**	-
Taxes sur les primes	**41**	17	**156**	109
Amortissement des actifs incorporels	**7**	-	**7**	-
Distribution sur les titres de la Fiducie de capital	**9**	1	**28**	1
Bénéfice net avant impôts sur les bénéfices	**593**	421	**1 906**	1 425
Impôts sur les bénéfices - exigibles	**254**	100	**728**	397
- futurs	**(80)**	47	**(178)**	33
Bénéfice net avant part des actionnaires sans contrôle	**419**	274	**1 356**	995
Part des actionnaires sans contrôle	**48**	31	**120**	33
Bénéfice net	**371 $**	243 $	**1 236 $**	962 $
Bénéfice par action ordinaire				
De base	**0,806 $**	0,641 $	**2,950 $**	2,530 $
Dilué	**0,800 $**	0,634 $	**2,922 $**	2,499 $
Ventilation du bénéfice net				
Dividendes - détenteurs d'actions privilégiées	**14 $**	8 $	**41 $**	31 $
Bénéfice net - détenteurs d'actions ordinaires	**357**	235	**1 195**	931
Bénéfice net	**371 $**	243 $	**1 236 $**	962 $
Nombre moyen d'actions en circulation - de base			405 047 394	367 987 648
Nombre moyen d'actions en circulation - dilué			408 973 205	372 607 557

GREAT-WEST
LIFECO INC.

BILAN CONSOLIDÉ

(en millions de dollars) (non vérifié)

	Au 31 décembre 2003	Au 31 décembre 2002
Actif		
Obligations	**54 208 $**	33 764 $
Prêts hypothécaires	**15 088**	7 850
Actions	**3 199**	1 581
Biens immobiliers	**1 594**	1 267
Avances consenties aux titulaires de polices	**6 566**	6 177
Encaisse et certificats de dépôt	**2 461**	912
Fonds détenus par des assureurs cédants	**4 142**	4 786
Primes en voie de recouvrement	**448**	305
Intérêts exigibles et intérêts courus	**882**	511
Impôts futurs	**482**	138
Écart d'acquisition et actifs incorporels	**6 663**	1 687
Autres actifs	**1 718**	1 093
Actif total	**97 451 $**	60 071 $
Passif		
Passif relatif aux polices		
Provisions techniques	**66 999 $**	44 508 $
Provision pour sinistres	**1 092**	645
Provision au titre des participations à verser aux titulaires de polices	**544**	363
Provision pour bonifications	**840**	927
Fonds des titulaires de polices	**2 023**	1 853
	71 498	48 296
Effets de commerce et autres emprunts	**2 576**	1 012
Impôts exigibles	**619**	454
Fonds détenus en vertu de contrats de réassurance	**4 655**	-
Autres passifs	**4 355**	2 081
Conventions de rachat	**503**	511
Gains nets reportés à la vente de titres en portefeuille	**2 237**	958
	86 443	53 312
Part des actionnaires sans contrôle	**2 418**	2 051
Capital-actions et excédent		
Capital-actions	**5 783**	1 982
Excédent	**2 993**	2 382
Provision pour gain non matérialisé à la conversion de l'investissement net dans les établissements étrangers	**(186)**	344
	8 590	4 708
Passif, capital-actions et excédent	**97 451 $**	60 071 $

GREAT-WEST LIFECO INC.

Information sectorielle (non vérifié)
Résultats d'exploitation consolidés

Trimestre terminé le 31 décembre 2003

	Exploitations canadienne et européenne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Exploitation européenne et réassurance	Exploitation générale	Total	Total	Total exploitations canadienne et européenne
Produits :							
Revenu-primes	674 $	351 $	1 546 $	- $	2 571 $	513 $	3 084 $
Réassurance globale - primes initiales cédées	-	-	-	-	-	-	-
	674	351	1 546	-	2 571	513	3 084
Revenu de placement net	74	280	230	(14)	570	356	926
Honoraires et autres produits	31	133	66	-	230	(1)	229
Total des produits	779	764	1 842	(14)	3 371	868	4 239
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	535	441	1 628	4	2 608	675	3 283
Autres	183	177	122	1	483	94	577
Coûts de restructuration	-	-	-	-	-	-	-
Amortissement des actifs incorporels	-	-	-	7	7	-	7
Distribution sur les titres de fiducies de capital	-	-	-	9	9	-	9
Bénéfice d'exploitation net avant impôts sur les bénéfices	61	146	92	(35)	264	99	363
Impôts sur les bénéfices	16	48	2	(20)	46	60	106
Bénéfice net avant part des actionnaires sans contrôle	45	98	90	(15)	218	39	257
Part des actionnaires sans contrôle	-	-	-	4	4	39	43
Bénéfice net	45 $	98 $	90 $	(19) $	214 $	- $	214 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	14 $	14 $	- $	14 $
Bénéfice net - détenteurs d'actions ordinaires	45	98	90	(33)	200	-	200
Bénéfice net	45 $	98 $	90 $	(19) $	214 $	- $	214 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2003

	Exploitation américaine							
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	193 $	343 $	- $	536 $	139 $	675 $	- $	3 759 $
Réassurance globale - primes initiales cédées	12	45	-	57	-	57	-	57
	205	388	-	593	139	732	-	3 816
Revenu de placement net	53	252	9	314	120	434	2	1 362
Honoraires et autres produits	192	79	1	272	-	272	-	501
Total des produits	450	719	10	1 179	259	1 438	2	5 679
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	87	504	(1)	590	251	841	-	4 124
Autres	251	89	3	343	14	357	2	936
Coûts de restructuration	-	-	-	-	-	-	10	10
Amortissement des actifs incorporels	-	-	-	-	-	-	-	7
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	9
Bénéfice d'exploitation net avant impôts sur les bénéfices	112	126	8	246	(6)	240	(10)	593
Impôts sur les bénéfices	38	45	(3)	80	(11)	69	(1)	174
Bénéfice net avant part des actionnaires sans contrôle	74	81	11	166	5	171	(9)	419
Part des actionnaires sans contrôle	-	-	-	-	5	5	-	48
Bénéfice net	74 $	81 $	11 $	166 $	- $	166 $	(9) $	371 $

Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	14 $
Bénéfice net - détenteurs d'actions ordinaires	74	81	11	166	-	166	(9)	357
Bénéfice net	74 $	81 $	11 $	166 $	- $	166 $	(9) $	371 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2002

	Exploitation canadienne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Réassurance	Exploitation générale	Total	Total	Total exploitation canadienne
Produits :							
Revenu-primes	568 $	172 $	1 040 $	6 $	1 786 $	354 $	2 140 $
Revenu de placement net	51	118	117	32	318	246	564
Honoraires et autres produits	18	81	1	4	104	-	104
Total des produits	637	371	1 158	42	2 208	600	2 808
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	476	180	1 146	8	1 810	493	2 303
Autres	108	84	8	3	203	64	267
Distribution sur les titres de fiducies de capital	-	-	-	1	1	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	53	107	4	30	194	43	237
Impôts sur les bénéfices	19	46	(3)	3	65	26	91
Bénéfice net avant part des actionnaires sans contrôle	34	61	7	27	129	17	146
Part des actionnaires sans contrôle	-	-	-	5	5	17	22
Bénéfice net	34 $	61 $	7 $	22 $	124 $	- $	124 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	8 $	8 $	- $	8 $
Bénéfice net - détenteurs d'actions ordinaires	34	61	7	14	116	-	116
Bénéfice net	34 $	61 $	7 $	22 $	124 $	- $	124 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2002

	Exploitation américaine						Total exploitation générale Lifeco	Total
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.		
Produits :								
Revenu-primes	378 $	243 $	- $	621 $	119 $	740 $	- $	2 880 $
Revenu de placement net	24	197	5	226	144	370	-	934
Honoraires et autres produits	238	85	1	324	-	324	-	428
Total des produits	640	525	6	1 171	263	1 434	-	4 242
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	253	351	(1)	603	253	856	-	3 159
Autres	292	92	5	389	5	394	-	661
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	95	82	2	179	5	184	-	421
Impôts sur les bénéfices	34	24	2	60	(4)	56	-	147
Bénéfice net avant part des actionnaires sans contrôle	61	58	-	119	9	128	-	274
Part des actionnaires sans contrôle	-	-	-	-	9	9	-	31
Bénéfice net	61 $	58 $	- $	119 $	- $	119 $	- $	243 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	8 $
Bénéfice net - détenteurs d'actions ordinaires	61	58	-	119	-	119	-	235
Bénéfice net	61 $	58 $	- $	119 $	- $	119 $	- $	243 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2003

	Exploitations canadienne et européenne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Exploitation européenne et réassurance	Exploitation générale	Total	Total	Total exploitations canadienne et européenne
Produits :							
Revenu-primes	2 428 $	1 054 $	4 592 $	- $	8 074 $	1 681 $	9 755 $
Réassurance globale - primes initiales cédées	(2 716)	-	-	-	(2 716)	-	(2 716)
	(288)	1 054	4 592	-	5 358	1 681	7 039
Revenu de placement net	252	766	726	42	1 786	1 219	3 005
Honoraires et autres produits	95	412	126	21	654	-	654
Total des produits	59	2 232	5 444	63	7 798	2 900	10 698
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	(799)	1 289	5 007	13	5 510	2 356	7 866
Autres	590	525	282	25	1 422	320	1 742
Coûts de restructuration	-	-	-	-	-	-	-
Amortissement des actifs incorporels	-	-	-	7	7	-	7
Distribution sur les titres de fiducies de capital	-	-	-	28	28	-	28
Bénéfice d'exploitation net avant impôts sur les bénéfices	268	418	155	(10)	831	224	1 055
Impôts sur les bénéfices	74	110	6	(44)	146	123	269
Bénéfice net avant part des actionnaires sans contrôle	194	308	149	34	685	101	786
Part des actionnaires sans contrôle	-	-	1	14	15	101	116
Bénéfice net	194 $	308 $	148 $	20 $	670 $	- $	670 $

Ventilation du bénéfice net

Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	41 $	41 $	- $	41 $
Bénéfice net - détenteurs d'actions ordinaires	194	308	148	(21)	629	-	629
Bénéfice net	194 $	308 $	148 $	20 $	670 $	- $	670 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2003

	Exploitation américaine – Actionnaires – Soins de santé	Exploitation américaine – Actionnaires – Services financiers	Exploitation américaine – Actionnaires – Exploitation générale	Exploitation américaine – Actionnaires – Total	Exploitation américaine – Titulaires de polices avec participation – Total	Exploitation américaine – Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	1 299 $	967 $	- $	2 266 $	420 $	2 686 $	- $	12 441 $
Réassurance globale - primes initiales cédées	(563)	(2 093)	-	(2 656)	-	(2 656)	-	(5 372)
	736	(1 126)	-	(390)	420	30	-	7 069
Revenu de placement net	164	834	39	1 037	485	1 522	2	4 529
Honoraires et autres produits	848	324	4	1 176	1	1 177	-	1 831
Total des produits	1 748	32	43	1 823	906	2 729	2	13 429
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	333	(719)	(3)	(389)	869	480	-	8 346
Autres	973	336	16	1 325	40	1 365	4	3 111
Coûts de restructuration	-	-	-	-	-	-	31	31
Amortissement des actifs incorporels	-	-	-	-	-	-	-	7
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	28
Bénéfice d'exploitation net avant impôts sur les bénéfices	442	415	30	887	(3)	884	(33)	1 906
Impôts sur les bénéfices	154	140	-	294	(7)	287	(6)	550
Bénéfice net avant part des actionnaires sans contrôle	288	275	30	593	4	597	(27)	1 356
Part des actionnaires sans contrôle	-	-	-	-	4	4	-	120
Bénéfice net	288 $	275 $	30 $	593 $	- $	593 $	(27) $	1 236 $

Ventilation du bénéfice net

	Soins de santé	Services financiers	Exploitation générale	Total	Titulaires de polices avec participation – Total	Total É.-U.	Total exploitation générale Lifeco	Total
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	41 $
Bénéfice net - détenteurs d'actions ordinaires	288	275	30	593	-	593	(27)	1 195
Bénéfice net	288 $	275 $	30 $	593 $	- $	593 $	(27) $	1 236 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2002

	Exploitation canadienne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Réassurance	Exploitation générale	Total	Total	Total exploitation canadienne
Produits :							
Revenu-primes	2 220 $	662 $	3 922 $	17 $	6 821 $	1 377 $	8 198 $
Revenu de placement net	205	463	474	98	1 240	909	2 149
Honoraires et autres produits	68	332	2	18	420	-	420
Total des produits	2 493	1 457	4 398	133	8 481	2 286	10 767
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	1 868	741	4 338	37	6 984	1 994	8 978
Autres	426	365	28	22	841	256	1 097
Distribution sur les titres de fiducies de capital	-	-	-	1	1	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	199	351	32	73	655	36	691
Impôts sur les bénéfices	74	139	2	(55)	160	36	196
Bénéfice net avant part des actionnaires sans contrôle	125	212	30	128	495	-	495
Part des actionnaires sans contrôle	-	-	1	22	23	-	23
Bénéfice net	125 $	212 $	29 $	106 $	472 $	- $	472 $

Ventilation du bénéfice net

Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	31 $	31 $	- $	31 $
Bénéfice net - détenteurs d'actions ordinaires	125	212	29	75	441	-	441
Bénéfice net	125 $	212 $	29 $	106 $	472 $	- $	472 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2002

	Exploitation américaine						Total exploitation générale Lifeco	Total
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.		
Produits :								
Revenu-primes	1 577 $	1 016 $	- $	2 593 $	396 $	2 989 $	- $	11 187 $
Revenu de placement net	98	813	17	928	561	1 489	-	3 638
Honoraires et autres produits	1 036	350	1	1 387	-	1 387	-	1 807
Total des produits	2 711	2 179	18	4 908	957	5 865	-	16 632
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	1 208	1 484	(2)	2 690	925	3 615	-	12 593
Autres	1 139	347	9	1 495	21	1 516	-	2 613
Distribution sur les titres *de fiducies de capital*	-	-	-	-	-	-	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	364	348	11	723	11	734	-	1 425
Impôts sur les bénéfices	121	107	5	233	1	234	-	430
Bénéfice net avant part des actionnaires sans contrôle	243	241	6	490	10	500	-	995
Part des actionnaires sans contrôle	-	-	-	-	10	10	-	33
Bénéfice net	243 $	241 $	6 $	490 $	- $	490 $	- $	962 $

Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	31 $
Bénéfice net - détenteurs *d'actions ordinaires*	243	241	6	490	-	490	-	931
Bénéfice net	243 $	241 $	6 $	490 $	- $	490 $	- $	962 $

GREAT-WEST
LIFECO INC.

COMMUNIQUÉ

Les lecteurs sont priés de se reporter au paragraphe de limitation de responsabilité à l'égard des déclarations prospectives et des mesures financières hors PCGR à la fin du présent communiqué.

TSX : GWO

Great-West Lifeco annonce ses résultats de 2003 et une hausse de ses dividendes

Winnipeg, le 29 janvier 2004 ... Great-West Lifeco Inc. (Lifeco) a affiché un bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration liés à l'acquisition de la Corporation Financière Canada-Vie (la CFCV) de 365 M$ pour le quatrième trimestre de 2003, comparativement à 235 M$ pour le trimestre correspondant de 2002, soit une hausse de 55 %. Ceci représente 0,822 $ par action ordinaire pour le quatrième trimestre de 2003, soit une hausse de 28,2 % comparativement à la même période l'année dernière. Le bénéfice net, après les coûts de restructuration, attribuable aux détenteurs d'actions ordinaires pour le trimestre a été de 357 M$, ou de 0,806 $ par action ordinaire.

Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, a été de 1 215 M$, en hausse de 31 % par rapport au bénéfice de 931 M$ en 2002, ou de 2,998 $ par action ordinaire, comparativement à 2,530 $ par action ordinaire pour la même période en 2002, soit une hausse de 18,5 %. Le bénéfice net, après les coûts de restructuration, attribuable aux détenteurs d'actions ordinaires a été de 1 195 M$, ou de 2,950 $ par action ordinaire pour les douze mois de 2003. Les résultats de la CFCV sont inclus depuis le 10 juillet 2003.

Points saillants

- Pour le quatrième trimestre de 2003, le bénéfice net attribuable aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, a augmenté de 55 % et le bénéfice par action ordinaire, dans les mêmes conditions, a augmenté de 28 % par rapport au quatrième trimestre de 2002.
- L'apport de l'acquisition de Canada-Vie a été d'environ 0,115 $ par action ordinaire au quatrième trimestre, soit une hausse de 16,3 %.
- Le rendement des capitaux propres attribuables aux détenteurs d'actions ordinaires, compte non tenu des coûts de restructuration, s'est établi à 20,7 % pour la période de douze mois terminée le 31 décembre 2003.
- Les dividendes trimestriels déclarés se sont chiffrés à 32,25 ¢ par action ordinaire, soit une hausse de 3,0 ¢ par action, et seront payables le 31 mars 2004. Les dividendes versés au cours des douze mois de 2003 ont été de 19 % plus élevés que pour la même période l'an dernier.

.../2

100, rue Osborne Nord, Winnipeg (Manitoba) Canada R3C 3A5
Compagnie membre de la Corporation Financière Power

Le bénéfice net consolidé de Lifeco correspond au bénéfice d'exploitation net de La Great-West, compagnie d'assurance-vie, de la Corporation Financière Canada-Vie depuis la date d'acquisition, ainsi que de la London Life, Compagnie d'Assurance-Vie (la London Life) et Great-West Life & Annuity Insurance Company (GWL&A), de concert avec les résultats de l'exploitation générale de Lifeco.

EXPLOITATIONS CANADIENNE ET EUROPÉENNE

Pour le quatrième trimestre de 2003, le bénéfice net consolidé attribuable aux détenteurs d'actions ordinaires de Lifeco relativement aux exploitations canadienne et européenne a augmenté de 72 % pour atteindre 200 M$, par rapport à 116 M$ au même trimestre de l'année dernière. Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice a augmenté de 43 % pour s'établir à 629 M$, comparativement à 441 M$ au 31 décembre 2002.

Ces hausses sont attribuables au solide bénéfice d'exploitation de la Great-West et de la London Life, ainsi qu'à l'inclusion des résultats des exploitations canadienne et européenne de la CFCV à compter de la date d'acquisition le 10 juillet 2003, et représentent un bénéfice d'environ 124 M$, déduction faite des frais de financement connexes.

Pour la période de douze mois terminée le 31 décembre 2003, le total des primes et des dépôts a augmenté de 3,5 G$ par rapport à 2002, une hausse de 2,2 M$ ayant été constatée au quatrième trimestre de 2003. La hausse reflète l'inclusion en 2003 de primes et de dépôts de la CFCV de 4,0 G$. L'incidence de la hausse affichée a été amoindrie par une baisse des primes de réassurance.

En 2003, les honoraires ont augmenté de 234 M$ pour se chiffrer à 654 M$, dont 209 M$ se rapportaient à la CFCV en 2003.

Au 31 décembre 2003, le total de l'actif géré se chiffrait à 112,1 G$, dont 49,8 G$ étaient attribuables à la CFCV.

EXPLOITATION AMÉRICAINE

Pour le quatrième trimestre de 2003, le bénéfice net consolidé attribuable aux détenteurs d'actions ordinaires de Lifeco relativement à l'exploitation américaine a augmenté de 39 % pour atteindre 166 M$, par rapport à 119 M$ au même trimestre de l'année dernière. Pour la période de douze mois terminée le 31 décembre 2003, le bénéfice a augmenté de 21 % pour s'établir à 593 M$, comparativement à 490 M$ au 31 décembre 2002.

Ces augmentations sont principalement attribuables à des résultats favorables de Great-West Healthcare*MS* et de la division Services financiers de GWL&A, ainsi qu'à l'inclusion de l'exploitation américaine de la CFCV, à compter de la date d'acquisition le 10 juillet 2003, qui représente environ 45 M$.

Pour la période de douze mois terminée le 31 décembre 2003, le total des primes et des dépôts a diminué de 784 M$ US par rapport à 2002, mais celui du quatrième trimestre de 2003 est sensiblement le même qu'au quatrième trimestre de 2002. L'incidence de l'inclusion des résultats de la CFCV à compter de sa date d'acquisition a été de 222 M$ US sur les résultats de l'exercice complet. Au quatrième trimestre, la rentabilité de la division Soins de santé a continué de faire l'objet d'une attention particulière, entraînant une baisse des produits par rapport à l'exercice précédent, contrebalancée essentiellement par les souscriptions de régimes 401(k) de la division Services financiers.

.../3

La baisse des honoraires en 2003 est attribuable aux affaires collectives SAS en matière de santé et aux dépôts moindres à l'égard des fonds distincts.

Au 31 décembre 2003, le total de l'actif géré s'établissait à 47,1 G$, dont 8,3 G$ étaient attribuables à l'exploitation américaine de la CFCV.

EXPLOITATION GÉNÉRALE DE LIFECO

Le résultat net tiré de l'exploitation générale de Lifeco, attribuable aux détenteurs d'actions ordinaires, consistait en une charge nette de 27 M$ qui comprenait principalement les coûts de restructuration de 20 M$ engagés jusqu'au 31 décembre 2003 relativement à l'acquisition de la CFCV.

DIVIDENDES TRIMESTRIELS

Lors de la réunion d'aujourd'hui, le conseil d'administration a approuvé le versement d'un dividende trimestriel de 0,3225 $ par action sur les actions ordinaires de la Compagnie, payable le 31 mars 2004 aux actionnaires inscrits à la fermeture des bureaux le 3 mars 2004.

De plus, le conseil d'administration a approuvé le versement des dividendes trimestriels suivants :

- sur les actions privilégiées de premier rang, série D, à raison de 0,293750 $ par action;
- sur les actions privilégiées de premier rang, série E, à raison de 0,30 $ par action;
- sur les actions privilégiées de premier rang, série F, à raison de 0,36875 $ par action. Ce dividende sera payable le 31 mars 2004 aux actionnaires inscrits à la fermeture des bureaux le 3 mars 2004;
- sur les actions privilégiées de catégorie A, série 1, à raison de 0,3125 $ par action. Ce dividende sera payable le 30 avril 2004 aux actionnaires inscrits à la fermeture des bureaux le 2 avril 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX : GWO) est une société de portefeuille spécialisée dans les services financiers ayant des participations dans l'assurance-vie, l'assurance-maladie, l'épargne-retraite et la réassurance. La Compagnie exerce des activités au Canada et à l'étranger par l'intermédiaire de La Great-West, compagnie d'assurance-vie, de la London Life, Compagnie d'Assurance-Vie et de La Compagnie d'Assurance du Canada sur la Vie, et aux États-Unis par le truchement de Great-West Life & Annuity Insurance Company et de La Compagnie d'Assurance du Canada sur la Vie. Lifeco et les sociétés de son groupe, y compris Canada-Vie, gèrent un actif qui dépasse 159 G$. Great-West Lifeco est membre du groupe de sociétés de la Corporation Financière Power.

Déclarations prospectives et mesures financières hors PCGR
Il est possible que le présent communiqué renferme des déclarations prospectives visant la Compagnie, ses activités commerciales, ses stratégies ainsi que sa performance et sa situation financière prévues. Les déclarations prospectives comprennent des énoncés de nature prévisionnelle, dépendent de conditions ou d'événements futurs ou s'y rapportent, ou comprennent des termes comme « prévoir », « s'attendre à », « avoir l'intention », « compter », « croire », « estimer » ainsi que les formes négatives de ces termes et d'autres expressions semblables. Par ailleurs, toute déclaration à l'égard de la performance financière future (y compris les produits, le bénéfice ou les taux de croissance), les stratégies ou perspectives commerciales courantes ainsi que toute mesure future que pourrait prendre la Compagnie, constitue également une déclaration prospective. Les déclarations prospectives sont fondées sur des prévisions et projections financières courantes à l'égard d'événements futurs et sont, de par leur nature, assujetties, entre autres, à des risques, à des incertitudes et à des hypothèses concernant la Compagnie, à des facteurs économiques et à l'industrie des assurances dans son ensemble. Ces déclarations ne garantissent pas la performance financière future. En fait, les événements et les résultats réels pourraient s'avérer sensiblement différents des résultats énoncés ou prévus dans les déclarations prospectives de la Compagnie en raison, mais sans s'y limiter, d'importants facteurs comme les conditions générales économiques, politiques et des marchés en Amérique du Nord et à l'échelle internationale, les taux d'intérêt et de change, les activités des marchés des actions et financiers mondiaux, la concurrence, les changements technologiques, les changements au plan de la réglementation gouvernementale, les décisions judiciaires ou réglementaires inattendues, les catastrophes et la capacité de la Compagnie d'effectuer des opérations stratégiques et d'intégrer les entreprises acquises. Nous mettons le lecteur en garde quant à la liste des facteurs importants précités, puisqu'elle n'est pas exhaustive. Le lecteur est incité à examiner attentivement ces facteurs, ainsi que d'autres facteurs, et à ne pas se fier indûment aux déclarations prospectives. La Compagnie n'a pas l'intention de mettre à jour les déclarations prospectives à la lumière de nouveaux renseignements, d'événements futurs ou autrement.

Le bénéfice net, le bénéfice de base par action ordinaire et le rendement de l'avoir des détenteurs d'actions ordinaires sont présentés avant la restructuration aux fins de la mesure de performance des résultats, compte non tenu des charges de restructuration liées à l'acquisition. Ces mesures financières hors PCGR n'ont pas de définition normalisée et ne peuvent être comparées directement à des mesures semblables présentées par d'autres émetteurs.

Renseignements supplémentaires
Vous trouverez ci-jointes les principales données financières.

La téléconférence à l'intention des analystes portant sur le quatrième trimestre de Great-West Lifeco aura lieu le jeudi 29 janvier à 14 h (heure de l'Est). On peut accéder à la téléconférence par le site www.greatwestlifeco.com ou par téléphone, en mode écoute seulement, en composant le :

- (416) 405-9328 pour les participants de la région de Toronto;
- 1 800 387-6216 pour les participants du reste de l'Amérique du Nord;
- 800 7664-7664 (précédé de l'indicatif d'accès international) pour les participants dans le reste du monde.

.../5

Il sera possible de réécouter la téléconférence à compter du 29 janvier, et ce, jusqu'au 5 février. Pour ce faire, il suffit de composer le 1 800 408-3053 ou le (416) 695-5800 à Toronto (code d'accès : 1520381).

- fin -

Pour de plus amples renseignements, veuillez communiquer avec :

Marlene Klassen
Directrice générale, Relations avec les médias et le public
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

POINTS SAILLANTS FINANCIERS

(en millions de dollars, sauf les montants par action ordinaire) (non vérifié)

	Trimestres terminés les 31 décembre			Exercices terminés les 31 décembre		
	2003	2002	% variation	**2003**	2002	% variation
Primes :						
Produits d'assurance-vie, de rentes garanties et d'assurance-maladie	**3 759 $**	2 880 $	31 %	**12 441 $**	11 187 $	11 %
Équivalents des primes des régimes autofinancés (contrats SAS) 1)	**1 932**	2 366	(18) %	**8 218**	9 564	(14) %
Dépôts des fonds distincts 1) :						
Produits de l'Individuelle	**1 193**	464	157 %	**3 034**	2 293	32 %
Produits de la Collective	**1 487**	1 056	41 %	**4 510**	4 382	3 %
Total des primes et des dépôts	**8 371**	6 766	24 %	**28 203**	27 426	3 %
Réassurance globale - primes initiales cédées 2)	**57**	-		**(5 372)**	-	
Primes et dépôts - montant net	**8 428**	6 766		**22 831**	27 426	
Honoraires et autres produits	**501**	428	17 %	**1 831**	1 807	1 %
Sommes versées ou créditées aux titulaires de polices 2)	**4 124**	3 159	31 %	**8 346**	12 593	(34) %
Bénéfice net attribuable aux :						
Détenteurs d'actions privilégiées	**14**	8	75 %	**41**	31	32 %
Détenteurs d'actions ordinaires avant les coûts de restructuration	**365**	235	55 %	**1 215**	931	31 %
Coûts de restructuration 3)	**8**	-		**20**	-	
Détenteurs d'actions ordinaires	**357**	235	52 %	**1 195**	931	28 %
Par action ordinaire						
Bénéfice de base avant les coûts de restructuration 3)	**0,822 $**	0,641 $	28,2 %	**2,998 $**	2,530 $	18,5 %
Coûts de restructuration après impôts 3)	**0,016**	-		**0,048**	-	
Bénéfice de base après les coûts de restructuration	**0,806**	0,641	25,7 %	**2,950**	2,530	16,6 %
Dividendes versés	**0,2925**	0,2475	18,2 %	**1,1250**	0,945	19,0 %
Rendement des capitaux propres attribuables aux détenteurs d'actions ordinaires (sur 12 mois) :						
Bénéfice net avant les coûts de restructuration				**20,7 %**	22,9 %	
Bénéfice net				**20,4 %**	22,9 %	
Aux 31 décembre						
Total de l'actif				**97 451 $**	60 071 $	62 %
Actif des fonds distincts 1)				**61 699**	36 048	71 %
Total de l'actif géré				**159 150 $**	96 119 $	66 %
Capital-actions et excédent				**8 590**	4 708	82 %
Valeur comptable par action ordinaire				**16,72**	11,68	43 %

1) Dépôts des fonds distincts et équivalent des primes des régimes autofinancés (contrats SAS)
Les états financiers d'une compagnie d'assurance-vie ne comprennent pas l'actif, le passif, les dépôts et les retraits visant les fonds distincts ni les règlements de sinistres relatifs aux contrats collectifs de garanties de soins de santé SAS (services administratifs seulement). Cependant, la Compagnie perçoit des honoraires et d'autres produits relativement à ces contrats. Les fonds distincts et les contrats SAS représentent un secteur important des activités générales de la Compagnie. Par conséquent, ils devraient être pris en compte lorsque les volumes, les tailles et les tendances sont comparés.

2) Au cours de 2003, dans le cadre d'un programme de rééquilibrage du risque à l'égard de l'acquisition de la Corporation Financière Canada-Vie (la CFCV), La Great-West, compagnie d'assurance-vie (la Great-West) et Great-West Life & Annuity Insurance Company (GWL&A) ont exécuté avec des tiers un certain nombre de contrats de réassurance globale cédés. Les primes rattachées à la cession initiale de passifs relatifs aux contrats en vigueur se chiffraient à 5 372 $.

3) Après l'acquisition de la CFCV par la Compagnie, un plan de restructuration et de sortie d'activités choisies de la CFCV a été élaboré. Des coûts de 497 $ avant impôts devraient ainsi être engagés, dont un montant d'environ 412 $ qui a été constaté à même l'équation d'acquisition de la CFCV et un montant de 85 $ qui sera passé en charges lorsqu'il sera engagé. De ce dernier montant, le bénéfice net attribuable aux actionnaires pour l'exercice terminé le 31 décembre 2003 comprend les coûts de restructuration de 20 $ après impôts, ou de 0,048 $ par action ordinaire; le bénéfice net attribuable aux actionnaires pour le trimestre terminé le 31 décembre 2003 comprend les coûts de restructuration de 8 $ après impôts, ou de 0,016 $ par action ordinaire. Le bénéfice net, le bénéfice de base par action ordinaire et le rendement de l'avoir des détenteurs d'actions ordinaires sont présentés avant la restructuration aux fins de la mesure de performance des résultats, compte non tenu des coûts de restructuration liés à l'acquisition de la CFCV et engagés au cours de la période.

GREAT-WEST
LIFECO INC.

SOMMAIRE D'EXPLOITATION CONSOLIDÉ

(en millions de dollars, à l'exception du bénéfice par action ordinaire) (non vérifié)

	Trimestres terminés les 31 décembre		Exercices terminés les 31 décembre	
	2003	2002	**2003**	2002
Produits				
Revenu-primes	**3 759 $**	2 880 $	**12 441 $**	11 187 $
Réassurance globale - primes initiales cédées	**57**	-	**(5 372)**	-
	3 816	2 880	**7 069**	11 187
Revenu de placement net	**1 362**	934	**4 529**	3 638
Honoraires et autres produits	**501**	428	**1 831**	1 807
	5 679	4 242	**13 429**	16 632
Prestations et charges				
Sommes versées ou créditées aux titulaires de polices et aux bénéficiaires, y compris les participations des titulaires de polices et les bonifications	**4 124**	3 159	**8 346**	12 593
Commissions	**298**	187	**919**	718
Frais d'exploitation	**597**	457	**2 036**	1 786
Coûts de restructuration	**10**	-	**31**	-
Taxes sur les primes	**41**	17	**156**	109
Amortissement des actifs incorporels	**7**	-	**7**	-
Distribution sur les titres de la Fiducie de capital	**9**	1	**28**	1
Bénéfice net avant impôts sur les bénéfices	**593**	421	**1 906**	1 425
Impôts sur les bénéfices - exigibles	**254**	100	**728**	397
- futurs	**(80)**	47	**(178)**	33
Bénéfice net avant part des actionnaires sans contrôle	**419**	274	**1 356**	995
Part des actionnaires sans contrôle	**48**	31	**120**	33
Bénéfice net	**371 $**	243 $	**1 236 $**	962 $
Bénéfice par action ordinaire				
De base	**0,806 $**	0,641 $	**2,950 $**	2,530 $
Dilué	**0,800 $**	0,634 $	**2,922 $**	2,499 $
Ventilation du bénéfice net				
Dividendes - détenteurs d'actions privilégiées	**14 $**	8 $	**41 $**	31 $
Bénéfice net - détenteurs d'actions ordinaires	**357**	235	**1 195**	931
Bénéfice net	**371 $**	243 $	**1 236 $**	962 $
Nombre moyen d'actions en circulation - de base			405 047 394	367 987 648
Nombre moyen d'actions en circulation - dilué			408 973 205	372 607 557

GREAT-WEST
LIFECO INC.

BILAN CONSOLIDÉ

(en millions de dollars) (non vérifié)

	Au 31 décembre 2003	Au 31 décembre 2002
Actif		
Obligations	**54 208 $**	33 764 $
Prêts hypothécaires	**15 088**	7 850
Actions	**3 199**	1 581
Biens immobiliers	**1 594**	1 267
Avances consenties aux titulaires de polices	**6 566**	6 177
Encaisse et certificats de dépôt	**2 461**	912
Fonds détenus par des assureurs cédants	**4 142**	4 786
Primes en voie de recouvrement	**448**	305
Intérêts exigibles et intérêts courus	**882**	511
Impôts futurs	**482**	138
Écart d'acquisition et actifs incorporels	**6 663**	1 687
Autres actifs	**1 718**	1 093
Actif total	**97 451 $**	60 071 $
Passif		
Passif relatif aux polices		
Provisions techniques	**66 999 $**	44 508 $
Provision pour sinistres	**1 092**	645
Provision au titre des participations à verser aux titulaires de polices	**544**	363
Provision pour bonifications	**840**	927
Fonds des titulaires de polices	**2 023**	1 853
	71 498	48 296
Effets de commerce et autres emprunts	**2 576**	1 012
Impôts exigibles	**619**	454
Fonds détenus en vertu de contrats de réassurance	**4 655**	-
Autres passifs	**4 355**	2 081
Conventions de rachat	**503**	511
Gains nets reportés à la vente de titres en portefeuille	**2 237**	958
	86 443	53 312
Part des actionnaires sans contrôle	**2 418**	2 051
Capital-actions et excédent		
Capital-actions	**5 783**	1 982
Excédent	**2 993**	2 382
Provision pour gain non matérialisé à la conversion de l'investissement net dans les établissements étrangers	**(186)**	344
	8 590	4 708
Passif, capital-actions et excédent	**97 451 $**	60 071 $

GREAT-WEST LIFECO INC.

Information sectorielle (non vérifié)
Résultats d'exploitation consolidés

Trimestre terminé le 31 décembre 2003

	Exploitations canadienne et européenne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investissement	Exploitation européenne et réassurance	Exploitation générale	Total	Total	Total exploitations canadienne et européenne
Produits :							
Revenu-primes	674 $	351 $	1 546 $	- $	2 571 $	513 $	3 084 $
Réassurance globale - primes initiales cédées	-	-	-	-	-	-	-
	674	351	1 546	-	2 571	513	3 084
Revenu de placement net	74	280	230	(14)	570	356	926
Honoraires et autres produits	31	133	66	-	230	(1)	229
Total des produits	779	764	1 842	(14)	3 371	868	4 239
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	535	441	1 628	4	2 608	675	3 283
Autres	183	177	122	1	483	94	577
Coûts de restructuration	-	-	-	-	-	-	-
Amortissement des actifs incorporels	-	-	-	7	7	-	7
Distribution sur les titres de fiducies de capital	-	-	-	9	9	-	9
Bénéfice d'exploitation net avant impôts sur les bénéfices	61	146	92	(35)	264	99	363
Impôts sur les bénéfices	16	48	2	(20)	46	60	106
Bénéfice net avant part des actionnaires sans contrôle	45	98	90	(15)	218	39	257
Part des actionnaires sans contrôle	-	-	-	4	4	39	43
Bénéfice net	45 $	98 $	90 $	(19) $	214 $	- $	214 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	14 $	14 $	- $	14 $
Bénéfice net - détenteurs d'actions ordinaires	45	98	90	(33)	200	-	200
Bénéfice net	45 $	98 $	90 $	(19) $	214 $	- $	214 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2003

	Exploitation américaine							
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	193 $	343 $	- $	536 $	139 $	675 $	- $	3 759 $
Réassurance globale - primes initiales cédées	12	45	-	57	-	57	-	57
	205	388	-	593	139	732	-	3 816
Revenu de placement net	53	252	9	314	120	434	2	1 362
Honoraires et autres produits	192	79	1	272	-	272	-	501
Total des produits	450	719	10	1 179	259	1 438	2	5 679
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	87	504	(1)	590	251	841	-	4 124
Autres	251	89	3	343	14	357	2	936
Coûts de restructuration	-	-	-	-	-	-	10	10
Amortissement des actifs incorporels	-	-	-	-	-	-	-	7
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	9
Bénéfice d'exploitation net avant impôts sur les bénéfices	112	126	8	246	(6)	240	(10)	593
Impôts sur les bénéfices	38	45	(3)	80	(11)	69	(1)	174
Bénéfice net avant part des actionnaires sans contrôle	74	81	11	166	5	171	(9)	419
Part des actionnaires sans contrôle	-	-	-	-	5	5	-	48
Bénéfice net	74 $	81 $	11 $	166 $	- $	166 $	(9) $	371 $

Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	14 $
Bénéfice net - détenteurs d'actions ordinaires	74	81	11	166	-	166	(9)	357
Bénéfice net	74 $	81 $	11 $	166 $	- $	166 $	(9) $	371 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2002

	Exploitation canadienne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Réassurance	Exploitation générale	Total	Total	Total exploitation canadienne
Produits :							
Revenu-primes	568 $	172 $	1 040 $	6 $	1 786 $	354 $	2 140 $
Revenu de placement net	51	118	117	32	318	246	564
Honoraires et autres produits	18	81	1	4	104	-	104
Total des produits	637	371	1 158	42	2 208	600	2 808
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	476	180	1 146	8	1 810	493	2 303
Autres	108	84	8	3	203	64	267
Distribution sur les titres de fiducies de capital	-	-	-	1	1	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	53	107	4	30	194	43	237
Impôts sur les bénéfices	19	46	(3)	3	65	26	91
Bénéfice net avant part des actionnaires sans contrôle	34	61	7	27	129	17	146
Part des actionnaires sans contrôle	-	-	-	5	5	17	22
Bénéfice net	34 $	61 $	7 $	22 $	124 $	- $	124 $

Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	8 $	8 $	- $	8 $
Bénéfice net - détenteurs d'actions ordinaires	34	61	7	14	116	-	116
Bénéfice net	34 $	61 $	7 $	22 $	124 $	- $	124 $

GREAT-WEST LIFECO INC.

Trimestre terminé le 31 décembre 2002

	Exploitation américaine						Total exploitation générale Lifeco	Total
	Actionnaires				Titulaires de polices avec participation	Total É.-U.		
	Soins de santé	Services financiers	Exploitation générale	Total	Total			
Produits :								
Revenu-primes	378 $	243 $	- $	621 $	119 $	740 $	- $	2 880 $
Revenu de placement net	24	197	5	226	144	370	-	934
Honoraires et autres produits	238	85	1	324	-	324	-	428
Total des produits	640	525	6	1 171	263	1 434	-	4 242
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	253	351	(1)	603	253	856	-	3 159
Autres	292	92	5	389	5	394	-	661
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	95	82	2	179	5	184	-	421
Impôts sur les bénéfices	34	24	2	60	(4)	56	-	147
Bénéfice net avant part des actionnaires sans contrôle	61	58	-	119	9	128	-	274
Part des actionnaires sans contrôle	-	-	-	-	9	9	-	31
Bénéfice net	61 $	58 $	- $	119 $	- $	119 $	- $	243 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	8 $
Bénéfice net - détenteurs d'actions ordinaires	61	58	-	119	-	119	-	235
Bénéfice net	61 $	58 $	- $	119 $	- $	119 $	- $	243 $

GREAT-WEST
LIFECO INC.

Exercice terminé le 31 décembre 2003

	Exploitations canadienne et européenne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Exploitation européenne et réassurance	Exploitation générale	Total	Total	Total exploitations canadienne et européenne
Produits :							
Revenu-primes	2 428 $	1 054 $	4 592 $	- $	8 074 $	1 681 $	9 755 $
Réassurance globale - primes initiales cédées	(2 716)	-	-	-	(2 716)	-	(2 716)
	(288)	1 054	4 592	-	5 358	1 681	7 039
Revenu de placement net	252	766	726	42	1 786	1 219	3 005
Honoraires et autres produits	95	412	126	21	654	-	654
Total des produits	59	2 232	5 444	63	7 798	2 900	10 698
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	(799)	1 289	5 007	13	5 510	2 356	7 866
Autres	590	525	282	25	1 422	320	1 742
Coûts de restructuration	-	-	-	-	-	-	-
Amortissement des actifs incorporels	-	-	-	7	7	-	7
Distribution sur les titres de fiducies de capital	-	-	-	28	28	-	28
Bénéfice d'exploitation net avant impôts sur les bénéfices	268	418	155	(10)	831	224	1 055
Impôts sur les bénéfices	74	110	6	(44)	146	123	269
Bénéfice net avant part des actionnaires sans contrôle	194	308	149	34	685	101	786
Part des actionnaires sans contrôle	-	-	1	14	15	101	116
Bénéfice net	194 $	308 $	148 $	20 $	670 $	- $	670 $
Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	41 $	41 $	- $	41 $
Bénéfice net - détenteurs d'actions ordinaires	194	308	148	(21)	629	-	629
Bénéfice net	194 $	308 $	148 $	20 $	670 $	- $	670 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2003

	Exploitation américaine							
	Actionnaires				Titulaires de polices avec participation		Total exploitation générale Lifeco	
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.		Total
Produits :								
Revenu-primes	1 299 $	967 $	- $	2 266 $	420 $	2 686 $	- $	12 441 $
Réassurance globale - primes initiales cédées	(563)	(2 093)	-	(2 656)	-	(2 656)	-	(5 372)
	736	(1 126)	-	(390)	420	30	-	7 069
Revenu de placement net	164	834	39	1 037	485	1 522	2	4 529
Honoraires et autres produits	848	324	4	1 176	1	1 177	-	1 831
Total des produits	1 748	32	43	1 823	906	2 729	2	13 429
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	333	(719)	(3)	(389)	869	480	-	8 346
Autres	973	336	16	1 325	40	1 365	4	3 111
Coûts de restructuration	-	-	-	-	-	-	31	31
Amortissement des actifs incorporels	-	-	-	-	-	-	-	7
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	28
Bénéfice d'exploitation net avant impôts sur les bénéfices	442	415	30	887	(3)	884	(33)	1 906
Impôts sur les bénéfices	154	140	-	294	(7)	287	(6)	550
Bénéfice net avant part des actionnaires sans contrôle	288	275	30	593	4	597	(27)	1 356
Part des actionnaires sans contrôle	-	-	-	-	4	4	-	120
Bénéfice net	288 $	275 $	30 $	593 $	- $	593 $	(27) $	1 236 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	41 $
Bénéfice net - détenteurs d'actions ordinaires	288	275	30	593	-	593	(27)	1 195
Bénéfice net	288 $	275 $	30 $	593 $	- $	593 $	(27) $	1 236 $

GREAT-WEST LIFECO INC.

Exercice terminé le 31 décembre 2002

	Exploitation canadienne						
	Actionnaires					Titulaires de polices avec participation	
	Assurance collective	Assurance individuelle et produits d'investis-sement	Réassurance	Exploitation générale	Total	Total	Total exploitation canadienne
Produits :							
Revenu-primes	2 220 $	662 $	3 922 $	17 $	6 821 $	1 377 $	8 198 $
Revenu de placement net	205	463	474	98	1 240	909	2 149
Honoraires et autres produits	68	332	2	18	420	-	420
Total des produits	2 493	1 457	4 398	133	8 481	2 286	10 767
Prestations et charges :							
Sommes versées ou créditées aux titulaires de polices	1 868	741	4 338	37	6 984	1 994	8 978
Autres	426	365	28	22	841	256	1 097
Distribution sur les titres de fiducies de capital	-	-	-	1	1	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	199	351	32	73	655	36	691
Impôts sur les bénéfices	74	139	2	(55)	160	36	196
Bénéfice net avant part des actionnaires sans contrôle	125	212	30	128	495	-	495
Part des actionnaires sans contrôle	-	-	1	22	23	-	23
Bénéfice net	125 $	212 $	29 $	106 $	472 $	- $	472 $

Ventilation du bénéfice net							
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	31 $	31 $	- $	31 $
Bénéfice net - détenteurs d'actions ordinaires	125	212	29	75	441	-	441
Bénéfice net	125 $	212 $	29 $	106 $	472 $	- $	472 $

GREAT-WEST
LIFECO INC.

Exercice terminé le 31 décembre 2002

	Exploitation américaine							
	Actionnaires				Titulaires de polices avec participation			
	Soins de santé	Services financiers	Exploitation générale	Total	Total	Total É.-U.	Total exploitation générale Lifeco	Total
Produits :								
Revenu-primes	1 577 $	1 016 $	- $	2 593 $	396 $	2 989 $	- $	11 187 $
Revenu de placement net	98	813	17	928	561	1 489	-	3 638
Honoraires et autres produits	1 036	350	1	1 387	-	1 387	-	1 807
Total des produits	2 711	2 179	18	4 908	957	5 865	-	16 632
Prestations et charges :								
Sommes versées ou créditées aux titulaires de polices	1 208	1 484	(2)	2 690	925	3 615	-	12 593
Autres	1 139	347	9	1 495	21	1 516	-	2 613
Distribution sur les titres de fiducies de capital	-	-	-	-	-	-	-	1
Bénéfice d'exploitation net avant impôts sur les bénéfices	364	348	11	723	11	734	-	1 425
Impôts sur les bénéfices	121	107	5	233	1	234	-	430
Bénéfice net avant part des actionnaires sans contrôle	243	241	6	490	10	500	-	995
Part des actionnaires sans contrôle	-	-	-	-	10	10	-	33
Bénéfice net	243 $	241 $	6 $	490 $	- $	490 $	- $	962 $
Ventilation du bénéfice net								
Dividendes - détenteurs d'actions privilégiées	- $	- $	- $	- $	- $	- $	- $	31 $
Bénéfice net - détenteurs d'actions ordinaires	243	241	6	490	-	490	-	931
Bénéfice net	243 $	241 $	6 $	490 $	- $	490 $	- $	962 $